Exhibit 99.3
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR
THE YEAR ENDED DECEMBER 31, 2009, INCLUDING A RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
March 11, 2010
Report of Independent Registered Chartered Accountants
To the Shareholders of Goldcorp Inc.
We have audited the accompanying consolidated balance sheets of Goldcorp Inc. and its subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, cash flows, shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and its subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments – Recognition and Measurement, 3861 — Financial Instruments – Disclosure and Presentation and 3865 — Hedges, effective January 1, 2007.
On March 11, 2010, we reported separately to the Shareholders of Goldcorp Inc. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2010
GOLDCORP   |   1

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc (“Goldcorp”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;
ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2009, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2009, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
March 11, 2010
GOLDCORP   |   2

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and its subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which it holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 11, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 - Equity, 3855 — Financial Instruments – Recognition and Measurement, 3861 — Financial Instruments – Disclosure and Presentation and 3865 — Hedges effective January 1, 2007.

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2010
GOLDCORP   |   3

Consolidated Statements of Earnings
Years Ended December 31
(Unites States dollars in millions, except for share and per share amounts)

	Note	2009	2008	2007

Revenues	22	$2,723.6	$2,419.6	$2,206.8

Operating expenses		1,187.3	1,164.2	953.8
Depreciation and depletion	22	526.2	499.1	465.1

Earnings from mine operations		1,010.1	756.3	787.9

Corporate administration (1)		137.6	136.7	132.9
Exploration		32.5	66.5	42.7
Write-down of mining interests	9(b) & (f)	24.0	47.1	—

Earnings from operations	22	816.0	506.0	612.3

Other income (expenses)
Interest and other income (expenses)		(19.1)	28.3	20.5
Interest expense and finance fees	11(b)	(59.0)	(7.2)	(44.7)
Share of earnings of equity investee		—	3.9	0.1
Gain (loss) on non-hedge derivatives, net	15(a)	3.6	(2.6)	(23.5)
Gain (loss) on securities, net	15(a)	50.2	(105.9)	5.5
Gain on disposition of mining interests	4(a), (b), (e) & (f)	20.1	2.6	51.0
Gain on disposition of Silver Wheaton shares	4(d)	—	292.5	—
Dilution gains (loss), net	17	(0.3)	2.2	10.0
Gain (loss) on foreign exchange	15(b)	(366.6)	1,058.9	(49.4)

		(371.1)	1,272.7	(30.5)

Earnings from continuing operations before taxes and non-controlling interests		444.9	1,778.7	581.8
Income and mining taxes	12	(206.7)	(295.4)	(160.3)
Non-controlling interests	17	2.0	(7.7)	(46.1)

Net earnings from continuing operations		240.2	1,475.6	375.4
Net earnings from discontinued operation	6	—	—	84.7

Net earnings		$240.2	$1,475.6	$460.1

(1) Stock based compensation expense (non-cash item) included in corporate administration	18(b)	$45.1	$42.6	$41.2

Net earnings per share from continuing operations
Basic		$0.33	$2.07	$0.53
Diluted		0.33	2.06	0.53

Net earnings per share
Basic		$0.33	$2.07	$0.65
Diluted		0.33	2.06	0.65

Weighted-average number of shares outstanding (000’s)	18(d)
Basic		731,306	711,862	704,868
Diluted		734,564	715,434	708,720
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   4

Consolidated Balance Sheets
At December 31
(United States dollars in millions)

	Note	2009	2008

Assets
Cash and cash equivalents	15(b) & 21	$874.6	$262.3
Marketable securities	15(a)	24.9	8.6
Accounts receivable	15(b)	232.6	178.6
Income and mining taxes receivable		38.4	15.6
Future income and mining taxes	12	3.6	3.3
Inventories and stockpiled ore	7	349.4	226.2
Other	8	78.0	66.2

Current assets		1,601.5	760.8
Mining interests	9	18,001.3	17,055.2
Deposits on mining interest expenditures		86.9	230.8
Goodwill	9	761.8	761.8
Stockpiled ore	7	93.6	92.6
Investments	15(a)	390.3	73.4
Other	10	13.3	26.9

		$20,948.7	$19,001.5

Liabilities
Accounts payable and accrued liabilities		$416.4	$304.8
Income and mining taxes payable		182.6	—
Current debt	11	16.7	—
Future income and mining taxes	12	107.9	181.5
Current derivative liabilities	15(a)	11.4	—

Current liabilities		735.0	486.3
Income and mining taxes payable		65.4	28.0
Long-term debt	11	719.0	5.3
Future income and mining taxes	12	3,575.2	3,196.6
Reclamation and closure cost obligations	13	282.0	262.3
Other		27.8	12.7

		5,404.4	3,991.2

Non-controlling interests	17	51.1	51.2

Shareholders’ Equity
Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes		12,908.9	12,625.2

Retained earnings		2,345.5	2,237.0
Accumulated other comprehensive income	19	238.8	96.9

		2,584.3	2,333.9

		15,493.2	14,959.1

		$20,948.7	$19,001.5

Commitments and contingencies (notes 15(b) & 23)
Approved by the Board of Directors:

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   5

Consolidated Statements of Cash Flows
Years Ended December 31
(United States dollars in millions)

	Note	2009	2008	2007

Operating Activities
Net earnings from continuing operations		$240.2	$1,475.6	$375.4
Reclamation expenditures	13	(26.5)	(17.8)	(12.0)
Transaction costs on convertible senior notes expensed	11(b)	18.5	—	—
Loss (gain) on securities, net	15(a)	(50.2)	105.9	(5.5)
Items not affecting cash
Depreciation and depletion	22	526.2	499.1	465.1
Stock based compensation expense	18(b)	45.1	42.6	41.2
Write-down of mining interests	9(b) & (f)	24.0	47.1	—
Accretion on convertible senior notes	11(b)	15.6	—	—
Share of earnings of equity investee		—	(3.9)	(0.1)
Unrealized loss (gain) on non-hedge derivatives, net	15(a)	3.3	(7.6)	3.6
Gain on disposition of mining interests	4(a), (b), (e) & (f)	(20.1)	(2.6)	(51.0)
Gain on disposition of Silver Wheaton shares	4(d)	—	(292.5)	—
Dilution loss (gains)	17	0.3	(2.2)	(10.0)
Future income and mining taxes	12	55.0	157.3	(43.3)
Non-controlling interests	17	(2.0)	7.7	46.1
Unrealized loss (gain) on foreign exchange and other		350.8	(1,075.5)	55.2
Change in non-cash working capital	21	90.0	(67.2)	(214.0)

Cash provided by operating activities of continuing operations		1,270.2	866.0	650.7

Cash provided by operating activities of discontinued operation	6	—	—	73.2

Investing Activities
Acquisitions, net of cash acquired	4(c) & 4(e)	—	(553.0)	(204.9)
Expenditures on mining interests	22	(1,015.0)	(1,141.2)	(871.4)
Deposits on mining interest expenditures	22	(341.4)	(230.8)	—
Proceeds from disposition of mining interests, net	4(a), (f) & (g)	14.0	—	216.9
Proceeds from disposition of Silver Wheaton shares, net	4(d)	—	1,505.1	—
Expenditures on silver interests		—	—	(57.7)
Purchases of securities		(181.9)	(20.4)	(49.8)
Proceeds from sales of securities	15(a)	65.2	0.2	42.5
Decrease in restricted cash		—	—	65.0
Other		0.4	(1.6)	1.8

Cash used in investing activities of continuing operations		(1,458.7)	(441.7)	(857.6)

Cash used in investing activities of discontinued operation	6	—	—	(5.2)

Financing Activities
Debt borrowings		1,332.0	206.1	1,406.0
Debt repayments		(460.0)	(845.0)	(1,266.1)
Transaction costs on convertible senior notes	11(b)	(22.7)	—	—
Common shares issued, net		79.1	103.8	70.0
Shares issued by subsidiaries to non-controlling interests		2.5	3.9	39.4
Dividends paid to common shareholders		(131.7)	(128.7)	(126.9)

Cash provided by (used in) financing activities		799.2	(659.9)	122.4

Effect of exchange rate changes on cash and cash equivalents		1.6	(12.9)	1.0

Increase (decrease) in cash and cash equivalents		612.3	(248.5)	(15.5)
Cash and cash equivalents, beginning of year		262.3	510.8	526.3

Cash and cash equivalents, end of year		$874.6	$262.3	$510.8

Supplemental cash flow information (note 21)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   6

Consolidated Statements Shareholders’ Equity
(United States dollars in millions, shares in thousands)

				Stock	Equity		Accumulated
			Share	Options and	Component of		Other
	Common Shares		Purchase	Restricted	Convertible	Retained	Comprehensive
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Total

At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$—	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued and vested (note 18(b))	4,812	109.1	—	(39.2)	—	—	—	69.9
Share purchase warrants exercised (note 18(a))	14	0.2	(0.1)	—	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	34.6	—	—	—	34.6
Dividends declared	—	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	—	460.1	—	460.1
Other comprehensive income (note 15(a))	—	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	11,772.8	42.0	115.6	—	890.1	158.1	12,978.6

Stock options exercised and restricted share units issued and vested (note 18(b))	5,667	152.2	—	(48.4)	—	—	—	103.8
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	40.4	—	—	—	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle (note 4(c))	15,582	536.6	8.0	6.0	—	—	—	550.6
Dividends declared	—	—	—	—	—	(128.7)	—	(128.7)
Net earnings	—	—	—	—	—	1,475.6	—	1,475.6
Other comprehensive loss (note 15(a))	—	—	—	—	—	—	(61.2)	(61.2)

At December 31, 2008	729,600	12,461.6	50.0	113.6	—	2,237.0	96.9	14,959.1

Stock options exercised and restricted share units issued and vested (note 18(b))	3,957	118.2	—	(37.5)	—	—	—	80.7
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	48.1	—	—	—	48.1
Equity component of convertible senior notes issued, net of issue costs (note 11(b))	—	—	—	—	154.9	—	—	154.9
Dividends declared	—	—	—	—	—	(131.7)	—	(131.7)
Net earnings	—	—	—	—	—	240.2	—	240.2
Other comprehensive income (note 15(a))	—	—	—	—	—	—	141.9	141.9

At December 31, 2009	733,557	$12,579.8	$50.0	$124.2	$154.9	$2,345.5	$238.8	$15,493.2

Shareholders’ equity (note 18), Accumulated other comprehensive income (note 19)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   7

Consolidated Statements of Comprehensive Income
Years Ended December 31
(United States dollars in millions)

	2009	2008	2007

Net earnings	$240.2	$1,475.6	$460.1
Other comprehensive income (loss):
Gain (loss) on available-for-sale securities, net of tax expense of $16.6 million (2008 – $0.6 million; 2007 – tax recovery of $7.8 million) (note 15(a))	184.9	(124.0)	36.4
Reclassification adjustment for losses (gains) included in earnings, net of tax recovery of $nil (2008 - $nil; 2007 - $1.2 million) (note 15(a))	(43.0)	111.0	(21.1)
Adjustment arising from acquisition of Gold Eagle (note 4(c))	—	(29.2)	—
Adjustment arising from disposition of Silver Wheaton shares (note 4(d))	—	(17.7)	—
Non-controlling interests	—	(1.3)	(1.3)

Other comprehensive income (loss)	141.9	(61.2)	14.0

Comprehensive income	$382.1	$1,414.4	$474.1

The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   8

Notes to the Consolidated Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(in United States dollars and tabular amounts in millions, except where noted)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.
At December 31, 2009, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead and Noche Buena gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile and cash (note 4(e)). As a result of this acquisition, Goldcorp’s interest in the Porcupine and Musselwhite gold mines increased to 100%.
On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton Corp. (“Silver Wheaton”) with continuing involvement represented by its arrangements to sell silver produced from its San Dimas, Los Filos and Peñasquito mines to Silver Wheaton (note 4(d)).
During the first quarter of 2008, Goldcorp’s 21% equity interest in Peak Gold Ltd. (“Peak Gold”) was reduced to 18% upon exercise of special warrants, at which time the investment was classified as available-for-sale and measured at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (“New Gold”) with the new combined company carrying on as New Gold. As a result, Goldcorp’s investment in Peak Gold converted into a 7% ownership of New Gold (note 4(f)). On October 13, 2009, Goldcorp disposed of its 7% interest in New Gold (note 15(a)).
On September 25, 2008, Goldcorp acquired the net assets of Gold Eagle Mines Ltd. which includes a gold exploration project southwest of Goldcorp’s Red Lake mines (note 4(c)).
On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire Canplats, the owner of a 100% interest in the Camino Rojo gold/silver project in Mexico. This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. The transaction completed on February 4, 2010 (note 24(a)).
On January 7, 2010, Goldcorp entered into an agreement with New Gold whereby Goldcorp agreed to loan New Gold the funds needed by New Gold to acquire Xstrata Copper Chile S.A. (“Xstrata”)’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro gold/copper project in Chile (“the El Morro project”). A subsidiary of New Gold exercised its right of first refusal pursuant to the El Morro Shareholders Agreement by notice to Xstrata and subsequently assigned its acquisition rights to another New Gold subsidiary. The acquisition of the 70% interest was completed on February 16, 2010. Following this acquisition, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold (note 24(b)).
GOLDCORP   |   9

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
On February 10, 2010, Goldcorp entered into an agreement with Gleichen Resources Ltd. (“Gleichen”) for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico. This transaction was completed on February 24, 2010 (note 24(c)).
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a)	Basis of presentation and principles of consolidation
These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at December 31, 2009, are listed below:

		Ownership	Basis of	Operations and
Mining properties	Location	interest	presentation	development projects owned

Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell
				complexes, and Cochenour
				project (note 4(c))
Porcupine Mines (“Porcupine”) (1)	Canada	100%	Consolidated	Porcupine mines and Hollinger project
Musselwhite Mine (“Musselwhite”) (1)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project
Terrane Metals Corp. (“Terrane”)	Canada	65%	Consolidated	Mt Milligan project and certain
				other Canadian exploration
				interests
San Dimas Mines (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mines
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated, except	Los Filos mines and El Limón
			for El Limón which is	project (note 24(c))
			accounted for using
			the equity method
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito and Noche Buena projects
Montana Exploradora de Guatemala SA	Guatemala	100%	Consolidated	Marlin mine
(“Marlin”)
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately	Alumbrera mine,
			consolidated	incorporated joint venture
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately	Marigold mine, unincorporated
			consolidated	joint venture
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Pueblo Viejo Dominicana Corporation	Dominican	40%	Accounted for using	Pueblo Viejo project
(“Pueblo Viejo”)	Republic		the equity method
Minerales Entre Mares de Honduras SA	Honduras	100%	Consolidated	San Martin mine (in reclamation)
(“San Martin”)

(1)
The results of Goldcorp include a 51% and 68% interest in Porcupine and Musselwhite, respectively, which are proportionately consolidated from May 12, 2006 to December 21, 2007, and 100% interests which are consolidated thereafter (note 4(e)).

Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests. There were no intercompany transactions and balances with the Company’s equity method investees for the year ended and as at December 31, 2009.
Variable interest entities (''VIE’s’’), as defined by Accounting Guideline 15 - Consolidation of Variable Interest Entities are consolidated by the primary beneficiary who absorbs the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of the entities in which it has interests, which are not already consolidated as subsidiaries, qualify as VIE’s.
GOLDCORP   |   10

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and assumptions are accounted for prospectively.
Significant estimates and assumptions made in the preparation of these consolidated financial statements include, but are not limited to:
(i)	the recoverability of accounts receivable, income and mining taxes receivable, other receivables and investments;

(ii)	the quantities of material on leach pads and in circuit and of recoverable gold in this material used in determining the estimated net realizable value of inventories;

(iii)	the economic recoverability of exploration costs incurred and the probability of future economic benefits from development costs incurred;

(iv)	the recoverable tonnes of ore from each mine, the point at which operating levels intended by management are considered to be reached and related depreciation and depletion of mining interests;

(v)
the proven and probable mineral reserves and resources associated with mining properties, the expected economic lives of mining properties, the future operating results and net cash flows from mining properties and the recoverability of mining properties;

(vi)	the useful lives and related depreciation of plant and equipment;

(vii)	the future economic benefit of stripping costs incurred and capitalized during production;

(viii)	the fair values of reporting units with goodwill and the recoverability of goodwill;

(ix)	the expected costs of reclamation and closure cost obligations and inputs used to determine the present value of such obligations and the related accretion expense;

(x)	the inputs used in accounting for stock based compensation expense;

(xi)	the inputs used in measuring the accrued pension benefit obligation and accrued benefit liability;

(xii)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of future income and mining tax assets and liabilities; and

(xiii)	the fair values of assets and liabilities acquired in business combinations.
(c)	Revenue recognition
Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed. Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on the quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value at the end of each period. Refining and treatment charges are netted against revenues from metal concentrate sales.
GOLDCORP   |   11

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(d)	Investment in joint ventures
The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenues and operating expenses of the joint ventures.
(e)	Investments in entities subject to significant influence
The Company conducts a portion of its business through equity interests in entities on which it exercises significant influence. These interests are accounted for using the equity method. The Company’s investments are initially recorded at the consideration amounts on the dates the equity interests are acquired. Thereafter, the Company records additional funds invested including those to finance ongoing project development activities and its share of the equity investees’ income or loss from operations as an increase or decrease to the carrying amounts of its investments. These investments are included in mining interests.
(f)	Cash and cash equivalents
Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of three months or less.
(g)	Inventories and stockpiled ore
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.
Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Production costs are capitalized and included in work-in-process inventory based on the current mining costs incurred up to the point prior to the refining process, including applicable overhead, depreciation and depletion relating to mining interests, and removed at the average production cost per recoverable ounce of gold. The average production costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
The recovery of gold and by-products from certain oxide ores is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines, and at the former Amapari and San Martin mines (notes 4(f) and 9(d)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Production costs are capitalized and included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion relating to mining interests, and are removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).
Supplies are valued at the lower of average cost and replacement cost.
GOLDCORP   |   12

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(h)	Mining interests
Mining interests include mining properties and related plant and equipment.
Mining properties
Mining properties are classified into three categories as follows:
(a)
Reserves — Reserves are classified as depletable mining properties in note 9 when operating levels intended by management have been reached. Prior to this, they are classified as non-depletable mining properties.

(b)
Resources — Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

(c)
Exploration potential — Exploration potential represents the estimated mineralized material contained within areas adjacent to existing reserves and mineralization located within the immediate mine area; areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Resources and exploration potential are classified as non-depletable mining properties in note 9. The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. At least annually or when otherwise appropriate and subsequent to a review and evaluation for impairment, carrying amounts of non-depletable mining properties are reclassified to depletable mining properties as a result of the conversion into reserves that have reached operating levels intended by management.
Recognition
Capitalized costs associated with mining properties include the following:
(a)	Costs of direct acquisitions of production, development and exploration stage properties;

(b)	Costs attributed to mining properties acquired in connection with business combinations;

(c)	Expenditures related to the development of mining properties;

(d)	Expenditures related to economically recoverable exploration;

(e)	Borrowing costs incurred directly attributable to mining properties;

(f)	Certain costs incurred during production, net of proceeds from sales prior to reaching operating levels intended by management; and

(g)	Estimates of reclamation and closure costs (note 2(k))
Acquisitions:
The cost of a property acquired as an individual asset purchase or as part of a business combination represents the property’s fair value at the date of acquisition. This cost is capitalized until the viability of the mining property is determined. When it is determined that a property is not economically viable, the amount capitalized is written off which includes expenditures which were capitalized to the carrying amount of the property subsequent to its acquisition.
Development expenditures:
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.
GOLDCORP   |   13

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Exploration expenditures:
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Further exploration expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.
Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:
•
Geology: there is sufficient geologic and economic certainty of converting a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. There is a history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•
Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: the mining property can be processed economically at accessible mining and processing facilities where applicable.

•
Life of mine plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing exploration drilling, development and related costs, management determines that the following conditions have been met:
•	It is probable that a future economic benefit will flow to the Company;

•	The Company can obtain the benefit and controls access to it; and

•	The transaction or event giving rise to the future economic benefit has already occurred.
Borrowing costs:
Borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.
Costs incurred during production:
Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Production costs incurred prior to this point are capitalized and the proceeds from sales are offset against costs capitalized. See below for determination of when operating levels intended by management is considered to be reached.
Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.
GOLDCORP   |   14

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.
Measurement
Mining properties are recorded at cost less accumulated depletion and impairment losses.
Depletion:
Mining properties classified as reserves are depleted using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached.
Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.
Management reviews the estimated total recoverable ounces contained in proven and probable reserves at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in proven and probable reserves are accounted for prospectively.
Impairment:
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related asset. When it is determined that a mining property is impaired, an impairment loss is recorded and calculated as the difference between the discounted estimated future net cash flows and the carrying amount. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Derecognition
Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are recorded in earnings.
GOLDCORP   |   15

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Plant and equipment
Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets. Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.
(i)	Goodwill
Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.
The Company performs goodwill impairment tests at each financial year end and when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.
(j)	Income and mining taxes
The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for unused tax losses and other income tax deductions. In a business combination, the liability method requires the tax effects of such differences to be recognized as future income tax assets and liabilities and included in the allocation of the cost of purchase. When assets are acquired in a transaction other than a business combination, the future income tax assets and liabilities resulting from such differences are deducted from and added to the cost of the assets, respectively.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. A valuation allowance is recorded against a future tax asset if the asset is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are considered monetary assets. Future tax balances denominated in other than United States dollars (“US dollars”) are translated into US dollars using current exchange rates at the balance sheet date.
(k)	Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records a liability for the estimated future costs of reclamation and closure of its operating and inactive mines and development projects, discounted to net present value. The net present value is determined using the Company’s credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of
GOLDCORP   |   16

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Reclamation and closure cost obligations related to inactive mines are recorded directly in earnings as reclamation expense included in depreciation and depletion.
(l)	Employee pension plans

The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.

The Company’s required contributions under its defined contribution pension plans are charged to earnings in the year incurred.

The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Actuarial gains and losses are deferred and cumulative balances in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized over the expected average remaining service life of the plan participants (“EARSL”), which ranges from 4 to 25 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.

(m)	Financial instruments

All financial assets and financial liabilities are recorded at fair value on initial recognition. Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the costs of those assets until such time as the assets are substantially ready for their intended use or sale.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value at the end of each period with the changes in fair values recorded in earnings in the period they occur.

A financial asset classified as available-for-sale is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) until the financial asset is derecognized or there is objective evidence that the asset is impaired and the decline in fair value is other than temporary. Factors that contribute to an other than temporary decline in fair value of an available-for-sale investment in equity securities include a significant and prolonged decline in fair value below the cost of the investment and significant changes with adverse effects that have taken place in the market, economic and legal environments in which the issuer operates. When available-for-sale financial assets are derecognized, the cumulative mark-to-market gains or losses previously recognized in accumulated other comprehensive income (“AOCI”) are recognized in earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired and the decline in fair value is other than temporary, the cumulative loss that had been previously recognized directly in OCI is reclassified from AOCI to earnings. Impairment losses recognized in net earnings for available-for-sale investments in equity instruments are not reversed.

GOLDCORP   |   17

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.
(n)	Non-controlling interests

Non-controlling interests represent the minority shareholders’ equity in the Company’s less than wholly-owned subsidiaries. Non-controlling interests are initially recorded at the non-controlling interests’ share of book values of net assets of the related subsidiary on acquisition by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the minority shareholders’ share of changes to the subsidiary’s equity. When the subsidiary issues its own shares to outside investors, the carrying amount of non-controlling interests is adjusted to reflect the change in the minority shareholders’ relative interests in the subsidiary. The difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recorded in earnings as a dilution gain or loss.

(o)	Stock based compensation

The Company applies the fair value method of accounting for all stock option and restricted share unit (“RSU”) awards. Under this method, the Company recognizes a stock based compensation expense for all stock options and RSUs awarded to employees, officers and directors based on the fair values of the options and RSUs on the date of grant. The fair values of options and RSUs at the date of grant are expensed over the vesting periods of the options and RSUs, respectively, with a corresponding increase to equity.

The fair value of options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares at the date of grant.

(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes.

(q)	Foreign currency translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured in other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are included in earnings other than foreign exchange gains and losses from translating available-for-sale marketable securities and investments in equity securities which are recognized in OCI as part of the total change in fair values of the securities. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalent balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

GOLDCORP   |   18

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
3.	CHANGES IN ACCOUNTING POLICIES
Accounting policies implemented effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of OCI and establish the standards for hedge accounting for fiscal years beginning on or after October 1, 2006. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million to AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measurement at fair value instead of cost and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments. In addition, the Company recorded a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measurement at fair value instead of cost, and a non-cash decrease of $1.5 million to opening retained earnings for the elected change in accounting for debt financing costs.
Accounting policies implemented during 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 — Financial Instruments — Disclosures and 3863 - Financial Instruments — Presentation which replace Section 3861 — Financial Instruments - Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments (note 15(b)). CICA Handbook Section 1535 - Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance (note 16).
CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 — Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.
On July 1, 2008, the Company adopted Emerging Issues Committee (“EIC”) 172 — Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172 which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.
Accounting policies implemented during 2009
On January 1, 2009, the Company adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA
GOLDCORP   |   19

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted EIC Abstract 173 — Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.
In March 2009, the Company adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 — Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.
In 2009, the Company adopted the amendments made by the CICA to Handbook Section 3862 - Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009 (note 15(a) and (b)).
On July 1, 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855 - Financial Instruments — Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.
Accounting policies to be implemented effective January 1, 2010
In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company has early adopted these sections effective January 1, 2010. As a result of the Section 1582 definition of a business being an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to its investors and owners, acquisitions of exploration properties, including the Camino Rojo (note 24(a)) and El Morro (note 24(b)) projects completed on February 4, 2010 and February 16, 2010, respectively, will be accounted for as business combinations. The adoption of Section 1582 will also have an impact on the treatment of transaction costs relating to these business
GOLDCORP   |   20

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
combinations. Transaction costs accounted for under Section 1582 are no longer capitalized but rather, expensed as incurred. In accordance with Section 1602, non-controlling interests will be classified as part of equity and net earnings or losses and total comprehensive income or losses will include the portion attributable to non-controlling interests.
Accounting policies to be implemented effective January 1, 2011
In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At December 31, 2009, the Company had no debt instruments to which the Section 3855 amendments would be applicable.
On December 24, 2009, the CICA issued EIC Abstract 175 — Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.
4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)
During the fourth quarter of 2009, the Company sold certain mining interests for total proceeds amounting to $20.1 million, comprising of C$15.0 million in cash ($14.0 million) and $6.1 million in common shares of the acquirer which were classified as available-for-sale on initial recognition. The Company recognized a pre-tax gain of $20.1 million ($15.1 million, net of tax).

(b)
During the fourth quarter of 2008, the Company sold certain mining interests in exchange for reclamation and closure cost obligations assumed by the purchaser and recognized a pre-tax gain of $2.6 million ($0.5 million, net of tax).

(c)	Acquisition of net assets of Gold Eagle Mines Ltd.

On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to Goldcorp’s Cochenour gold project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada.

Upon closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million share purchase warrants to former Gold Eagle shareholders. The common shares were valued at the September 25, 2008 closing price of Goldcorp’s shares on the Toronto Stock Exchange (C$35.60), and the warrants and options were valued at fair value on the date of acquisition using the Black-Scholes option pricing model.

GOLDCORP   |   21

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase price:
Cash paid	$701.3
15.6 million common shares issued	536.6
0.6 million stock options issued	6.0
0.8 million share purchase warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2

$1,286.8

Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash working capital	(2.5)
Mining interests	1,597.2
Future income and mining taxes	(456.2)

$1,286.8

At the date of acquisition, the cumulative mark-to-market gain on Gold Eagle shares, owned by the Company prior to the transaction and classified as available-for-sale investments, of $29.2 million was removed from AOCI and offset against the total purchase price. The assets and liabilities acquired have been assigned to and included in the Red Lake reporting unit.
(d)	Disposition of Silver Wheaton shares

On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1,571.0 million. The Company received net proceeds of $1,505.1 million (gross proceeds of $1,571.0 million less transaction costs of $55.7 million and cash held by Silver Wheaton of $10.2 million).

After deducting the book value of the Silver Wheaton shares ($546.0 million) and transaction costs ($55.7 million), the Company had excess consideration of $969.3 million on the sale of its Silver Wheaton shares. The total gain recognized in earnings in the first quarter of 2008 of $292.5 million is comprised of the $279.4 million relating to the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni and the realization of $17.7 million of AOCI related to Silver Wheaton’s investments, offset by $4.6 million of other liabilities. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $155.9 million, which is payable in the first quarter of 2010 and was reclassified from future income taxes to current income taxes in the first quarter of 2009.

As a result of the Company having arrangements to sell silver to Silver Wheaton from its San Dimas, Los Filos and Peñasquito mines at approximately $4 per ounce, the remaining $689.9 million of excess consideration was applied as a reduction to the carrying amounts of mining properties and plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively). The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver arrangement in 2004 and 2006, and the Peñasquito silver arrangement in 2007, which were previously eliminated upon consolidation, were applied as a reduction to mining properties and plant and equipment at San Dimas and Peñasquito, respectively, as a result of the disposition of the Company’s interest in Silver Wheaton.

The results of Silver Wheaton were consolidated prior to this disposition. As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the San Dimas, Los Filos and Peñasquito silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these consolidated financial statements.

GOLDCORP   |   22

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(e)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine (“La Coipa”) in Chile and $204.9 million in cash, net of cash and cash equivalents acquired.

The results of La Coipa were retroactively reclassified as a discontinued operation in the 2007 consolidated financial statements (note 6). A gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% thereafter.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the purchase price allocated as follows:

Purchase price:
Cash paid	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7

$312.2

Net assets acquired:
Cash and cash equivalents	$1.6
Non-cash working capital	10.3
Mining interests	345.8
Other assets	11.9
Future income and mining taxes	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)

$312.2

Prior to closing of the above transaction, the Porcupine joint venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition.
GOLDCORP   |   23

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(f)	Disposition of Amapari and Peak Mines

During April 2007, Goldcorp sold its Amapari and Peak mines to Peak Gold in exchange for $200.0 million in cash and $100.0 million in common shares of Peak Gold, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction.

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash working capital	16.9
Mining interests	284.1
Other assets	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other liabilities	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time its investment was classified as available-for-sale and measured at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold, with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold was classified as available-for-sale and measured at fair value prior to its disposition on October 13, 2009 (note 15(a)).
(g)
On February 1, 2007, a wholly owned subsidiary of Goldcorp disposed of other mining interests for cash of $24.0 million and $2.0 million in common shares of the acquirer. The proceeds received approximated the net book value of the mining interests sold. The common shares received by the Company were classified as available-for-sale on initial recognition.

5.	BUSINESS COMBINATION
Glamis Gold Ltd.
The allocation of the purchase price relating to the acquisition of Glamis Gold Ltd. (“Glamis”) which closed on November 4, 2006 was finalized in the fourth quarter of 2007. As a result, adjustments were made in the fourth quarter of 2007 to increase the amount initially recorded for mining interests by $837.9 million, decrease goodwill by $524.6 million, increase future income and mining taxes by $354.7 million and increase other assets and liabilities by $41.4 million, net.
GOLDCORP   |   24

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATION
As a result of the sale of Goldcorp’s interest in La Coipa in the fourth quarter of 2007 (note 4(e)), La Coipa, previously disclosed as a separate operating segment, was retroactively reclassified as a discontinued operation in the 2007 consolidated financial statements.
Selected financial information of the discontinued operation included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows for the year ended December 31, 2007 is as follows:

2007

Earnings from discontinued operation
Revenues	$128.8

Earnings before other income and taxes	56.6
Interest and other income	0.9
Income and mining taxes	(19.2)

38.3
Gain on disposition (net of tax — $nil)	46.4

$84.7

Earnings per share from discontinued operation
Basic and diluted	$0.12

Cash flows of discontinued operation
Operating activities	$73.2
Investing activities	(5.2)

$68.0

7.	INVENTORIES AND STOCKPILED ORE

At December 31	2009	2008

Supplies	$135.4	$106.9
Finished goods	33.0	15.0
Work-in-process	32.5	25.1
Heap leach ore	142.1	80.4
Stockpiled ore	100.0	91.4

	443.0	318.8
Less: non-current heap leach and stockpiled ore	(93.6)	(92.6)

	$349.4	$226.2

The amount of inventories recognized as an expense during the year is included in operating expenses in the Consolidated Statements of Earnings.
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. For the year ended December 31, 2008, the Company recorded an $8.0 million write-down of heap leach ore inventory relating to the San Martin mine which is included in operating expenses.
Stockpiled ore
The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2017. The portion that is to be processed over a period exceeding twelve months is classified as long-term.
GOLDCORP   |   25

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
8.	OTHER CURRENT ASSETS

At December 31	2009	2008

Current derivative asset (note 15(a))	$8.1	$—
Prepaid expenses and other	23.7	13.6
Sales/indirect taxes recoverable	46.2	52.6

	$78.0	$66.2

9.	MINING INTERESTS

	2009			2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
At December 31	Cost	and depletion	value	Cost	and depletion	value

Mining properties	$16,614.3	$(1,108.3)	$15,506.0	$15,865.3	$(792.5)	$15,072.8
Plant and equipment	3,120.0	(624.7)	2,495.3	2,448.2	(465.8)	1,982.4

	$19,734.3	$(1,733.0)	$18,001.3	$18,313.5	$(1,258.3)	$17,055.2

A summary by property of the net book value at December 31 is as follows:

	Mining properties
		Non-		Plant and
	Depletable	depletable	Total	Equipment (g)	2009	2008

Red Lake (a)	$364.6	$2,116.3	$2,480.9	$295.4	$2,776.3	$2,765.7
Porcupine (b)	111.0	148.2	259.2	163.1	422.3	441.5
Musselwhite	90.0	145.7	235.7	153.9	389.6	337.3
Éléonore	—	832.9	832.9	—	832.9	805.3
Terrane	—	197.4	197.4	0.4	197.8	190.1
San Dimas (note 4(d))	29.0	—	29.0	6.7	35.7	18.9
Los Filos (note 4(d))	370.4	169.1	539.5	193.4	732.9	723.5
El Sauzal	94.2	82.1	176.3	13.2	189.5	272.4
Peñasquito (c) (note 4(d))	—	8,674.8	8,674.8	1,341.6	10,016.4	9,314.7
Mexican exploration projects	—	167.3	167.3	—	167.3	167.3
Marlin	470.9	233.4	704.3	58.9	763.2	802.3
Alumbrera	336.7	—	336.7	175.1	511.8	566.1
Marigold	51.8	115.8	167.6	51.3	218.9	206.4
Wharf	7.4	—	7.4	7.2	14.6	21.5
Cerro Blanco	—	55.4	55.4	4.2	59.6	47.6
Corporate and other (d)	—	—	—	28.6	28.6	22.7

	$1,926.0	$12,938.4	$14,864.4	$2,493.0	$17,357.4	$16,703.3

Investments accounted for using the equity method
Pueblo Viejo (e)	—	587.1	587.1	—	587.1	262.1
El Limón (e)(f)	—	54.5	54.5	2.3	56.8	89.8

	—	641.6	641.6	2.3	643.9	351.9

	$1,926.0	$13,580.0	$15,506.0	$2,495.3	$18,001.3	$17,055.2

GOLDCORP   |   26

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Goodwill allocated to the Company’s reporting units and included in the respective operating segment assets (note 22) is as follows:

At December 31	2009	2008

Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3

	$761.8	$761.8

(a)	On September 25, 2008, the Company acquired the net assets of Gold Eagle pursuant to a plan of arrangement. The mining interests of Gold Eagle are included in Red Lake (note 4(c)).

(b)
The Company recognized a $47.1 million before tax ($30.9 million after tax) write-down of its mining interests at the Pamour open pit in Porcupine in the fourth quarter of 2008 as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008.

(c)
Included in the carrying amount is capitalized interest during the year ended December 31, 2009 of $nil (2008 — $1.4 million; 2007 — $10.9 million). Also included in the carrying amount is the capitalized amount of $3.0 million relating to stock options vested during the year ended December 31, 2009 (2008 and 2007 — $nil) (note 18(b)).

(d)	Included in the net book value is San Martin which commenced reclamation activities in October 2007.

(e)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(f)
As a result of the transaction completed with Gleichen on February 24, 2010 (note 24(c)), the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón gold project during the fourth quarter of 2009. Of the $24.0 million, $33.3 million was applied against mining interests and the offsetting $9.3 million was applied against the related future income tax liability.

(g)	At December 31, 2009, assets under construction and therefore not yet being depreciated, included in the net book value of plant and equipment, amounted to $1,116.5 million (2008 — $569.6 million).
10.	OTHER LONG-TERM ASSETS

At December 31	2009	2008

Reclamation deposits	$3.0	$4.8
Sales/indirect taxes recoverable	10.3	11.3
Other	—	10.8

	$13.3	$26.9

GOLDCORP   |   27

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
11.	CURRENT AND LONG TERM DEBT

At December 31	2009	2008

Current debt
C$40 million non-revolving term loan (a)	$16.7	$—

Long term debt
C$40 million non-revolving term loan (a)	$—	$5.3
$862.5 million convertible senior notes (b)	719.0	—

	$719.0	$5.3

(a)
On July 8, 2008 Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane’s long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. Under the terms of the credit agreement, Goldcorp guaranteed the credit facility in exchange for a one-time option to convert its equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The option expired unexercised on January 7, 2010. On January 7, 2010, the credit agreement was extended to May 7, 2010. During the period from July 8, 2008 to December 31, 2009, Terrane drew down on the facility via 90 day bankers’ acceptances and prime rate loans with weighted average annual effective interest rates ranging from 1.1% to 4.1%. Interest incurred for the year ended December 31, 2009 amounted to $0.2 million (2008 — $0.2 million). Terrane has a contractual right to continue to roll over the short-term obligations for the term of the credit agreement and accordingly the balance outstanding at December 31, 2008 was classified as a long-term liability. The balance outstanding at December 31, 2009 with a weighted average annual effective interest rate of 1.9% is classified as a current liability.

(b)
On June 5, 2009, the Company issued convertible senior notes (“the notes” or “the Company’s notes”) with an aggregate principal amount of $862.5 million. The notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the notes may convert the notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The notes are accounted for as compound financial instruments comprised of a liability and an equity component. Of the total proceeds of $862.5 million, $703.4 million was allocated on initial recognition to the liability component, representing the present value of the Company’s contractual obligation to make principal and interest payments using an annual effective interest rate of 6.33%, being management’s estimate of the interest rate available on similar borrowings without the conversion feature at the time the notes were issued. The remaining amount of $159.1 million was allocated on initial recognition to the equity component, representing the value of the call options granting the holders the right to convert into common shares of the Company. Total transaction costs of $22.7 million were allocated in proportion to the allocation of proceeds. The amount allocated to the liability component of $18.5 million was expensed on initial recognition and included in finance fees.

The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion is included in interest expense during each period based on the annual effective interest rate of 6.33% per annum. Interest expense for the year ended December 31, 2009 amounted to $25.5 million, which includes $15.6 million of accretion.

GOLDCORP   |   28

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(c)
On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Effective June 1, 2009, amounts drawn incur interest at LIBOR plus 0.25% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.07% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. There was no amount outstanding under this facility at December 31, 2009 and 2008. A portion of the proceeds from issuance of the notes on June 5, 2009 (note 11(b)) was used to repay the outstanding balance of $355.0 million under this facility from draws made during the period from January 1, 2009 to June 5, 2009. There were no draws made under this facility subsequent to June 5, 2009.

12.	INCOME AND MINING TAXES

Years ended December 31	2009	2008	2007

Current income and mining tax expense	$278.7	$138.1	$203.6
Future income and mining tax expense (recovery)	(72.0)	157.3	(43.3)

	$206.7	$295.4	$160.3

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes and non-controlling interests. These differences result from the following items:

Years ended December 31	2009	2008	2007

Earnings from continuing operations before taxes and non-controlling interests	$444.9	$1,778.7	$581.8
Canadian federal and provincial income tax rates	30.91%	31.45%	34.12%

Income tax expense based on Canadian federal and provincial income tax rates	137.5	559.4	198.5

Increase (decrease) attributable to:
Impact of foreign exchange on future income tax liabilities	99.3	(336.8)	18.6
Other impacts of foreign exchange	46.9	(72.3)	—
Impact of change in tax rates on future income taxes (a)	(13.9)	—	(42.7)
Provincial mining taxes	39.2	21.3	28.0
Mining taxes deduction	(7.0)	(4.3)	(5.1)
Resource allowance	(16.4)	(11.5)	(8.1)
Non-deductible expenditures	22.5	10.9	12.4
Use of Mexican flat tax credits (b)	—	(37.8)	—
Change in Mexican tax legislation (a)	12.8	—	—
Effects of different foreign statutory tax rates on earnings of subsidiaries	(34.3)	(28.4)	(57.5)
Impact of statutory tax rate versus actual rate	(15.1)	(4.6)	(6.2)
Non-taxable portion of realized capital gains	(9.0)	—	(1.8)
Change in valuation allowance	(28.5)	10.0	(8.0)
Change in reserves for uncertain tax positions	10.8	6.9	6.8
Non-deductible asset write-down	—	16.5	—
Tax on disposition of Peak and Amapari mines	—	—	33.5
Tax on disposition of Silver Wheaton shares	—	155.9	—
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	(16.6)	—	—
Other	(21.5)	10.2	(8.1)

	$206.7	$295.4	$160.3

GOLDCORP   |   29

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(a)
The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate is being increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and reduced to 29% in 2013 and back to 28% in 2014 and thereafter. As a result, the Company’s future income tax liabilities increased by $26.2 million in the fourth quarter of 2009. In addition the Mexican government modified its consolidated tax return rules such that the Company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies within the consolidated group. Included with the changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of consolidation at December 31, 2009 and requiring the company to repay the benefits in future years. This element of the changes to the consolidated tax return rules has resulted in what the Company considers a double taxation of income earned by the consolidated group. The Company has estimated that the income tax impact of this new legislation at December 31, 2009 could potentially be $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company has the ability and intends to execute a plan that is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which will reduce the estimated income tax impact to $12.8 million, of which $8.4 million and $4.4 million is payable evenly during the period 2015 to 2019 and 2018 to 2022, respectively. Accordingly, the Company has recorded an income and mining taxes payable, classified as long-term, and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009. There is an expectation that Mexico may publish technical corrections to certain aspects of the Tax Reform Bill in 2010 that could significantly reduce the amounts due from the Company as described above. However, there is no assurance that Mexico will in fact publish such corrections, nor is it clear what impact any corrections published will have on the Company’s actual liability under the new law. Although any ultimate outcome is uncertain, the Company intends to contest the validity and effective date of the new legislation.

The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial and federal income tax rate reductions enacted in the fourth quarter of 2009.

(b)
Mexico introduced a flat tax (“IETU tax”) effective January 1, 2008 to replace the previous asset tax as the minimum tax. The IETU tax is calculated on a cash flow basis, with the tax base determined by reducing taxable revenue with specific deductions. In general if deductions exceed revenues, a credit is granted which may be credited against the IETU tax in the following years. Taxpayers first compute their income tax liability and their IETU tax liability for a fiscal year. As the income tax liability may be credited against the IETU tax liability, the IETU tax is payable only to the extent it exceeds the income tax payable by a Mexican entity. During the year ended December 31, 2008, IETU tax credits earned by a subsidiary reduced Mexican income taxes payable by the Company by $37.8 million. The ability to use IETU tax credits in the future to reduce income taxes was eliminated with the Mexican tax law changes passed in 2009, effective 2010. No IETU tax credits were used to reduce Mexican income taxes payable in 2009. In certain circumstances IETU tax credits can be used to reduce income taxes in the year they are generated.

GOLDCORP   |   30

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The components of future income taxes are as follows:

At December 31	2009	2008

Future income and mining tax assets
Unused non-capital losses	$36.5	$95.9
Investment tax credits	24.4	31.3
Alternative minimum tax (“AMT”) credits	7.5	8.3
Reclamation and closure cost obligations	73.1	67.0
Mining interests	1.7	39.4
Stock options	13.7	16.5
Other	25.8	59.6

Future income and mining tax assets	182.7	318.0
Valuation allowance	(8.9)	(80.6)

	173.8	237.4

Future income and mining tax liabilities
Mining interests	(3,701.6)	(3,401.1)
Other	(151.7)	(211.1)

	(3,853.3)	(3,612.2)

Future income and mining tax liabilities, net	$(3,679.5)	$(3,374.8)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets — current	$3.6	$3.3
Future income and mining tax liabilities — current	(107.9)	(181.5)
Future income and mining tax liabilities — long-term	(3,575.2)	(3,196.6)

Future income and mining tax liabilities, net	$(3,679.5)	$(3,374.8)

Tax Loss Carryforwards, Investment Tax Credits, and AMT Credits
At December 31, 2009, the Company had the following unused tax losses and other income tax deductions for which it has recognized a future income tax asset:

	Unused tax
	losses
	and other
	income tax		Valuation
	deductions	Future tax assets	allowance	Expiry dates

Unused tax losses carryforwards:
Canada	$58.4	$13.8	$(0.6)	2010 - 2029
United States	64.4	21.9	—	2013 - 2029
Mexico	2.9	0.8	(0.8)	2010-2014

	125.7	36.5	(1.4)

Investment tax credits:
Canada	24.4	24.4	—	2017 - 2029

AMT credits:
United States	7.5	7.5	(7.5)	No expiry date

Total	$157.6	$68.4	$(8.9)

GOLDCORP   |   31

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
13.	RECLAMATION AND CLOSURE COST OBLIGATIONS
The present value of the Company’s reclamation and closure cost obligations at December 31, 2009 is $306.5 million (2008 — $284.5 million), calculated using a discount rate of 5%. The amount relating to operating and inactive mines and development projects is $232.9 million, $49.4 million and $24.2 million, respectively, (2008 — $222.7 million, $48.2 million and $13.6 million, respectively) reflecting payments for approximately the next 100 years. Reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The undiscounted value of the obligation at December 31, 2009 is $523.5 million (2008 — $482.9 million), calculated using an inflation rate assumption of 2%. Accretion expense for the year ended December 31, 2009 was $14.7 million (2008 — $13.8 million; 2007 — $10.8 million). Changes to the Company’s reclamation and closure cost obligations during the years ended December 31 are as follows:

	2009	2008

Reclamation and closure cost obligations — beginning of year	$284.5	$267.7
Reduction of liability on disposal of mining interests (note 4(b))	—	(2.6)
Reclamation expenditures	(26.5)	(17.8)
Accretion expense, included in depreciation and depletion	14.7	13.8
Revisions in estimates of required cash outflows and liabilities incurred	33.8	23.4

Reclamation and closure cost obligations — end of year	306.5	284.5
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(24.5)	(22.2)

Long-term reclamation and closure cost obligations	$282.0	$262.3

GOLDCORP   |   32

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
14.	EMPLOYEE PENSION PLANS
Total cash payments for employee pension plans for the year ended December 31, 2009, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans and cash contributed to its defined contribution plans was $17.1 million (2008 — $14.5 million; 2007 - $10.0 million).
Defined contribution pension plans
The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employees’ salaries or matches a percentage of the employees’ contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $13.9 million for the year ended December 31, 2009 (2008 — $11.8 million; 2007 — $7.8 million), included in operating expenses and corporate administration in the Consolidated Statements of Earnings.
Defined benefit pension plans
The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of certain of Placer Dome Inc.’s assets in 2006, and a defined benefit plan for certain of its employees in Mexico.
The following table summarizes the changes in the Company’s accrued benefit obligation and fair value of plan assets during the years ended December 31 and the reconciliation of the Company’s accrued benefit obligation to the accrued benefit liability at December 31:

	2009	2008

Accrued benefit obligation
Balance, beginning of year	$24.1	$29.7
Benefit obligations assumed on acquisition of mining interests	—	0.3
Current service costs	1.6	1.8
Past service costs	—	1.6
Interest costs	1.5	1.7
Actuarial losses (gains), net	2.6	(9.8)
Benefits paid	(1.7)	(1.2)

Balance, end of year	$28.1	$24.1

Fair value of plan assets
Balance, beginning of year	$19.4	$20.2
Plan assets assumed on acquisition of mining interests	—	0.3
Actual return (loss) on plan assets, net	1.8	(2.6)
Company contributions	3.3	2.7
Benefits paid	(1.7)	(1.2)

Balance, end of year	$22.8	$19.4

Funded status — deficit	(5.3)	(4.7)
Unrecognized net actuarial gains	(2.9)	(5.3)
Unrecognized past service costs	2.3	2.7

Accrued benefit liability at December 31 (1)	$(5.9)	$(7.3)

(1)	Included in other long-term liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007, and the next required valuation will be as at December 31, 2010.
GOLDCORP   |   33

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The following table summarizes the components of the defined benefit pension expense for the years ended December 31:

	2009	2008	2007

Costs arising in the year
Current service costs	$1.6	$1.8	$1.3
Interest costs	1.5	1.7	1.1
Actual loss (return) on plan assets, net	(1.8)	2.6	(0.4)
Actuarial losses (gains), net	2.6	(9.8)	(0.7)
Past service costs	—	1.6	0.6

Costs arising in the year	3.9	(2.1)	1.9
Difference between costs arising in the period and costs recognized in the period in respect of:
Loss and return on plan assets	0.6	(4.0)	(0.3)
Actuarial losses and gains	(2.9)	9.8	0.7
Past service costs	0.4	(1.5)	(0.6)

Defined benefit pension expense recognized in earnings during the year (2)	$2.0	$2.2	$1.7

(2)	Included in operating expenses in the Consolidated Statements of Earnings.
The following table summarizes the assumptions used in measuring the Company’s accrued benefit obligation as at December 31 and defined benefit pension expense for the years ended December 31:

	2009	2008	2007

Accrued benefit obligation:

Discount rate	5.7% – 8%	7.2% – 8%	5.5% – 9%
Rate of compensation increase	4% – 5%	2% – 11%	4% – 6%

Defined benefit pension expense:

Expected long-term rate of return on plan assets	7.1% – 8%	7.1% – 8%	7.1% – 9%
Discount rate	7.5% – 8%	5.5% – 8%	5% – 9%

Plan assets
The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the Company’s defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.
The composition of plan assets relating to the Company’s defined benefit pension plans at December 31 is as follows:

	2009	2008

Equity securities	44%	43%
Debt securities	55%	54%
Cash and other investments	1%	3%

Estimated future benefit payments
The following table summarizes the expected future benefit payments during the years ending December 31:

	2010	2011	2012	2013	2014	2015-2019

Defined benefit plans	1.5	1.3	1.3	1.5	1.5	9.6

GOLDCORP   |   34

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
15.	FINANCIAL INSTRUMENTS
(a)	Financial assets and liabilities
The Company’s financial instruments at December 31, 2009 and 2008 consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, current and long-term debt including convertible debt, and foreign currency, heating oil and copper contracts.
Classification of financial assets and liabilities
Cash and short-term money market investments are classified as held-for-trading. Accounts receivable arising from sales of metal concentrates are designated and classified as held-for-trading. Investments in warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of derivatives and are classified as held-for-trading. The Company enters into foreign currency contracts to manage its exposure to fluctuations in foreign currency exchange rates. The Company also enters into heating oil and copper contracts to manage its exposure to fuel and copper prices, respectively. These contracts meet the definition of derivatives and do not meet the criteria for hedge accounting. As a result, these contracts are classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. The carrying amounts of cash and short-term money market investments approximate their fair values. The change in fair values of accounts receivable arising from sales of metal concentrates result from changes in metal market prices to which the related revenues are subject. These changes are recorded in revenue in the period they occur. Fair values of investments in warrants that are publicly traded are quoted market prices. Fair values of investments in warrants held that are not publicly traded are estimated using the Black-Scholes option pricing model with inputs based on observable market data. Fair values of foreign currency contracts are determined based on various observable market data, including foreign exchange forward curves, exchange rate volatility and the risk-free interest rate. Fair values of heating oil and copper contracts are determined by reference to published heating oil and copper prices in an active market.
Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading. Available-for-sale financial assets are measured at fair value with mark-to-market gains and losses recognized directly in OCI. Fair values of marketable securities and investments in equity securities are quoted market prices.
Accounts receivable not arising from sales of metal concentrates are classified as loans and receivables. Accounts payable and accrued liabilities and long-term debt including the debt component of the Company’s notes (note 11(b)) are classified as other financial liabilities.
Fair value measurements of financial assets and liabilities recognized in the balance sheet
The amendments to Section 3862 (note 3) introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities;
Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and
Level 3 — inputs for the asset or liability that are not based on observable market data.
GOLDCORP   |   35

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
At December 31, 2009, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2

Cash and cash equivalents	$874.6	$—
Marketable securities	24.9	—
Accounts receivable arising from sales of metal concentrates	—	123.0
Investments in warrants	2.1	0.2
Investments in equity securities	388.0	—
Current derivative assets (note 10 and 15(a))	—	8.1
Current derivative liabilities (note 15(a))	—	(11.4)
At December 31, 2009, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as level 3 in the fair value hierarchy above.
Fair values of financial assets and liabilities not already measured and recognized at fair value in the balance sheet
At December 31, 2009 the carrying amounts of accounts receivable not arising from sales of metal concentrates and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amount of the Company’s non-revolving term loan (note 11(a)) approximates the fair value due to its floating interest rates being in line with market interest rates.
On initial recognition, the carrying amount of the liability component of the Company’s notes (note 11(b)) equaled the fair value of the notes on that date. The fair value of the notes was calculated as the Company’s contractual obligation to make principal and interest payments discounted to net present value using the market interest rate on similar borrowings but without the conversion feature on the initial recognition date of June 5, 2009, being 6.33% per annum. The initial carrying amount of the liability component of the notes has been accreted from June 5, 2009 to December 31, 2009 based on the annual effective interest rate of 6.33%. The estimated market interest rate on similar borrowings without the conversion feature has decreased to approximately 4% per annum as at December 31, 2009. Accordingly, the fair value of the liability component of the notes has increased to $796.9 million, compared to a carrying amount of $728.9 million, which includes $9.9 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2009.
Marketable securities and investments
The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities, classified as available-for-sale, are recorded at fair value. The balances outstanding for these instruments at December 31 and the related gains and losses for the years ended December 31 are as follows:

At December 31	2009	2008

Marketable securities
Marketable securities — available-for-sale	$24.9	$8.6

Investments
Equity securities — available-for-sale	$388.0	$72.2
Warrants — held-for-trading	2.3	1.2

	$390.3	$73.4

GOLDCORP   |   36

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Years ended December 31	2009	2008	2007

Available-for-sale securities

Marketable securities	$16.3	$(17.2)	$11.8
Investments in equity securities	185.2	(106.2)	16.8

	$201.5	$(123.4)	28.6
Future tax recovery (expense) in OCI	(16.6)	(0.6)	7.8

Mark-to-market gains (losses) in OCI	184.9	(124.0)	36.4
Reclassification adjustment for realized gains included in net earnings, net of tax — $nil (2008 - $nil; 2007 - $1.2 million)	(43.0)	(0.2)	(21.1)
Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax — $nil	—	111.2	—
Adjustment arising from acquisition of Gold Eagle (note 4(c))	—	(29.2)	—
Adjustment arising from disposition of Silver Wheaton shares (note 4(d))	—	(17.7)	—
Non-controlling interests	—	(1.3)	(1.3)

	$141.9	$(61.2)	14.0

During the period from June 30, 2008, the date of the Peak Gold/New Gold business combination (note 4(f)), to December 31, 2008, the fair value of the Company’s investment in New Gold continued to decline. New Gold recorded a write-down of $156.9 million on its Amapari mine in its 2008 third quarter results. While significant resources remained at Amapari, the additional capital resources required to maintain economic production levels and the limited remaining oxide reserves justified the decision to place the mine on temporary care and maintenance and mining was suspended as of January 2, 2009. In addition, New Gold revised its development plan for the New Afton project with full production expected for the second half of 2012 instead of the previous expectation of operations commencing in late 2009 with full production in the second quarter of 2011. The adverse changes that took place in the economic environment in which New Gold operates and the continued decline in the market price of its shares below the Company’s original cost (market price of shares at June 30, 2008 was C$7.83 per share which dropped continuously to C$1.77 per share at December 31, 2008 with original cost at C$6.70 per share) provided objective evidence that the decline in fair value of the Company’s investment was other than temporary. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in AOCI as at December 31, 2008 and recognized an impairment loss on available-for-sale securities of $81.5 million in earnings during the fourth quarter of 2008.
During the third quarter of 2008, the Company determined that the decline in the fair value of one other investment in equity securities was other than temporary. The adverse changes that took place in the economic and political environment in which the equity investee operates and the continued decline in the market price of the equity investee’s shares below the Company’s original cost provided evidence that the decline in fair value of the Company’s investment was other than temporary and that the Company’s investment was impaired. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in AOCI as at December 31, 2008 relating to the investment and recognized an impairment loss on available-for-sale securities of $29.7 million in earnings for the year ended December 31, 2008. During the year ended December 31, 2009, the fair value of this investment increased. At December 31, 2009, the amount of mark-to-market gain recorded in AOCI relating to this investment was $2.4 million.
GOLDCORP   |   37

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The Company disposed of its investment in New Gold on October 13, 2009 for net proceeds of $65.2 million. During the period from January 1, 2009 to October 13, 2009, the fair value of the Company’s investment in New Gold increased. The cumulative mark-to-market gains recognized in AOCI at October 13, 2009 amounted to $43.0 million. This amount was removed from AOCI and reclassified to earnings upon derecognition of the investment resulting in a recognized gain of $42.8 million, net of selling costs of $0.2 million.

	2009	2008	2007

	Gains (losses)	Gains (losses) in	Losses in net
Warrants — held for trading	in net earnings	net earnings	earnings

Realized gains (losses)	$6.3	$7.5	$(5.6)
Unrealized mark-to- market gains (losses) on outstanding warrants and reversal of mark-to-market losses (gains) on exercised warrants	(13.7)	(2.4)	(10.0)

	$7.4	$5.1	(15.6)

Derivative instruments
(i) Foreign currency, heating oil and copper contracts
During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. At December 31, 2009, the Company’s outstanding foreign currency contracts which settle and/or expire over the next twelve months were as follows:
1.	Canadian dollar call options held to sell $12.0 million at 1.15 to the US dollar;

2.	Canadian dollar put options written to buy $12.0 million at 1.18 to the US dollar;

3.	Mexican peso forward contracts to sell $48.0 million at 13.98 to the US dollar;

4.	Mexican peso call options held to sell $72.0 million at 13.33 to the US dollar; and

5.	Mexican peso put options written to buy $72.0 million at 15.01 to the US dollar.
During the year ended December 31, 2009, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At December 31, 2009, the Company had outstanding forward contracts to purchase 1.9 million gallons of heating oil at an average price of $2.01 per gallon that settle between January 1, 2010 and June 30, 2010.
During the year ended December 31, 2009, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. At December 31, 2009, the Company’s outstanding copper contracts which expire between January 1, 2010 and June 30, 2010 were as follows:
1.	Forward contracts to sell 11.6 million pounds at an average price of $2.95 per pound;

2.	Options held to sell 15.9 million pounds at an average price of $2.79 per pound; and

3.	Options written to buy 15.9 million pounds at an average price of $3.14 per pound.
GOLDCORP   |   38

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
At December 31, the fair values of derivative contracts outstanding and the gains (losses) included in earnings for the years then ended are as follows:

	2009	2008

Current derivative assets, included in other current assets (note 10)
Foreign currency contracts	$6.6	$—
Heating oil forward contracts	0.2	—
Copper contracts	1.3	—

	8.1	—

Current derivative liabilities		—
Foreign currency contracts	(1.2)	—
Copper contracts	(10.2)	—

	(11.4)	—

	$(3.3)	$—

	2009	2008	2007

Realized gains (losses) on matured contracts	$6.9	$(10.2)	$(19.9)
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts	(3.3)	7.6	(3.6)

Gain (loss) on non-hedge derivatives, net	$3.6	$(2.6)	$(23.5)

(ii) Embedded derivatives
Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not measured at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2009 or 2008. Embedded derivatives relating to sales of metal concentrates that are subject to provisional pricing are not required to be accounted for separately as outstanding amounts are measured at fair value at the end of each period.
GOLDCORP   |   39

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Financial instrument risk exposure
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible. The Company’s foreign currency, heating oil and copper contracts are entered into with large international financial institutions with strong credit ratings.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2009	2008

Cash and cash equivalents	$874.6	$262.3
Accounts receivable	232.6	178.6
Current derivative assets (note 15(a))	8.1	—

	$1,115.3	$440.9

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2009, the Company generated operating cash flows from continuing activities of $1,270.2 million (2008 — $866.0 million; 2007 — $650.7 million).
At December 31, 2009, Goldcorp held cash and cash equivalents of $874.6 million (2008- $262.3 million) and had working capital of $866.5 million (2008 — $274.5 million).
GOLDCORP   |   40

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2009, there was no amount outstanding under this credit facility (note 11(c)). On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. At December 31, 2009, the amount outstanding was C$17.5 million ($16.7 million) (note 11(a)).
In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2009					2008

	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$382.0	$—	$—	$—	$382.0	$282.6
Current derivative liabilities (note 15(a))	11.4	—	—	—	11.4	—
Debt re-payments (principal portion) (notes 11(a)&(b))	16.7	—	862.5	—	879.2	5.3
Interest payments on convertible senior notes (note 11(b))	19.9	34.5	34.5	—	88.9	—
Capital expenditure commitments	132.6	39.7	—	—	172.3	294.1
Minimum rental and lease payments	2.0	3.3	3.2	3.0	11.5	11.4
Reclamation and closure cost obligations	24.5	23.6	17.8	457.6	523.5	482.9

	$589.1	$101.1	$918.0	$460.6	$2,068.8	$1,076.3

At December 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $270.9 million (2008 — $201.3 million).
In the opinion of management, the working capital at December 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2010 with a focus on commissioning Peñasquito in 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.5 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, available funding under the $1.5 billion revolving credit facility and anticipated project financing loan of approximately $1.0 billion ($400.0 million — Goldcorp’s share). The acquisitions completed in February 2010 (notes 24(a) and (b)) will be funded by available cash balances and funding under the $1.5 billion revolving credit facility (note 11(c)).
For the periods beyond 2010, cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, zinc and lead are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, zinc and lead production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2009, the Company had $3.7 billion of future income
GOLDCORP   |   41

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable
		and other	Income and	Accounts
		current and	mining taxes	payable and		Future
	Cash and cash	long-term	receivable	accrued	Current	income tax
2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Long term	income tax
2008	equivalents	assets	(payable)	liabilities	Debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the year ended December 31, 2009, the Company recognized a loss of $366.6 million on foreign exchange (2008 — gain of $1,058.9 million; 2007 — loss of $49.4 million). Of this amount, $324.3 million resulted from the translation of future income taxes denominated in currencies other than US dollars (2008 — gain of $1,070.9 million; 2007 — loss of $54.6 million). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $282.5 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 15(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency contracts were entered into during the year ended December 31, 2007.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company
GOLDCORP   |   42

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
during the year ended December 31, 2009 on outstanding balances under its revolving credit facility and non-revolving term loan was 0.83% (2008 — 4.12%; 2007 — 5.63%). At December 31, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company during the year ended December 31, 2009 on its cash and cash equivalents was 0.22% (2008 — 2.68%; 2007 — 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings, respectively.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, zinc and lead. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $212.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% of its base metal sales volume over the next fifteen months to manage its exposure to fluctuations in base metal prices (note 15(a)).
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.0 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
16.	MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.
The capital of the Company consists of items included in shareholders’ equity and long-term debt, net of cash and cash equivalents as follows:

At December 31	2009	2008

Equity	$15,493.2	$14,959.1
Current and long-term debt	735.7	5.3

	16,228.9	14,964.4
Less: cash and cash equivalents	(874.6)	(262.3)

	$15,354.3	$14,702.1

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan
GOLDCORP   |   43

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
At December 31, 2009, the Company expects its capital resources which includes anticipated project financing for Pueblo Viejo (note 15(b)) and projected free cash flows from continuing operations to support its normal operating requirements and planned development and exploration of its mineral properties. At December 31, 2009, there was no externally imposed capital requirement, to which the Company is subject, which the Company has not complied with.
17.	NON-CONTROLLING INTERESTS

	Silver
	Wheaton (a)	Terrane (b)	Total

At January 1, 2008	$403.3	$46.3	$449.6
Increase in non-controlling interests	—	4.5	4.5
Share of net earnings	7.3	0.4	7.7
Disposition of Silver Wheaton shares (note 4(d))	(410.6)	—	(410.6)

At December 31, 2008	$—	$51.2	$51.2

Increase in non-controlling interests	—	1.9	1.9
Share of net loss	—	(2.0)	(2.0)

At December 31, 2009	$—	$51.1	$51.1

(a)	Silver Wheaton

As a result of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. Following various share issuances by Silver Wheaton, Goldcorp’s interest in Silver Wheaton declined to 49% at January 1, 2007.

Additional share issuances by Silver Wheaton during 2007 from the exercise of stock options and warrants outstanding decreased Goldcorp’s interest from 49% to 48% at December 31, 2007 and resulted in a dilution gain of $1.1 million recognized in earnings during the year ended December 31, 2007. The Company continued to consolidate Silver Wheaton in 2007 as it maintained control of Silver Wheaton due to the influence it exerted on the board of directors.

In the first quarter of 2008, prior to the disposition of Silver Wheaton shares on February 14, 2008 (note 4(d)), stock options, warrants and RSU’s held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest and a dilution gain of $1.8 million. The non-controlling interests’ share of Silver Wheaton’s net earnings for 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, amounted to $7.3 million (year ended December 31, 2007 — $47.0 million).

Related party transactions:

In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (year ended December 31, 2007 — 6.9 million ounces) of silver from a Goldcorp subsidiary at a price of $3.95 per ounce for total consideration of approximately $3.3 million (year ended December 31, 2007 — $27.0 million). Silver Wheaton also had an agreement with Goldcorp whereby the Company provided certain management and administrative services at cost. During the year ended December 31, 2008, total management fees paid to the Company were $0.1 million (2007 — $0.2 million). This agreement was cancelled during the third quarter of 2008.

GOLDCORP   |   44

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Terrane Metals Corp.

On July 24, 2006, the Company disposed of its interest in the Mt Milligan and certain other Canadian exploration interests to Terrane. In consideration for the exploration interests, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

Following the issuance of common shares and common share purchase warrants in a private placement on November 3, 2006, Goldcorp’s interest in Terrane declined to 77% at January 1, 2007.

On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in a decrease in Goldcorp’s interest in Terrane from 77% to 68%. This dilution of the Company’s interest gave rise to an increase in non-controlling interests of $20.1 million and a dilution gain of $8.9 million.

During the third quarter of 2008, Terrane closed a private placement of 10.0 million flow through common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. The private placement in addition to issuances of common shares from exercises of stock options outstanding resulted in a decrease in Goldcorp’s interest in Terrane from 68% to 66%. This dilution of the Company’s interest, in addition to the renouncement of the income tax benefits relating to the flow through shares issued by Terrane in 2007, gave rise to an increase in non-controlling interests of $4.5 million and a net dilution gain of $0.4 million.

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from Terrane’s share capital as share issue costs which resulted in a reversal of previously recorded dilution gains of $0.7 million. During the fourth quarter of 2009, Terrane issued 4.8 million common shares resulting from exercises of stock options and common share purchase warrants outstanding. This resulted in a decrease in Goldcorp’s interest in Terrane from 66% to 65% and gave rise to an increase in non-controlling interests of $1.9 million and a dilution gain of $0.4 million. The non-controlling interests’ share of Terrane’s net loss during the year ended December 31, 2009 was $2.0 million (2008 — share of net earnings of $0.4 million; 2007 — share of net loss of $0.9 million).

18.	SHAREHOLDERS’ EQUITY
At December 31, 2009, the Company had unlimited authorized common shares and 733.6 million common shares outstanding (2008 — 729.6 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in common shares.
(a)	Share purchase warrants

At December 31, 2009 and 2008, the Company had a total of 9.2 million warrants outstanding. Of the 9.2 million warrants outstanding, 8.4 million which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. The remaining 0.8 million warrants which were issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 (note 4(c)), entitle holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 and expire on June 26, 2011.

There were no warrants exercised during the years ended December 31, 2009 and 2008. Warrants exercised during the year ended December 31, 2007 were nominal.
GOLDCORP   |   45

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Stock options and Restricted share units

Stock options:

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options (2008 — 32.5 million; 2007 — 12.5 million) with a maximum exercise period of five years (2008 — 5 years; 2007 — 10 years) to be granted to employees and officers. Of the 14.1 million stock options outstanding at December 31, 2009, 12.7 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 5.0 million stock options during the year ended December 31, 2009 which vest over three years, are exercisable at C$35.62 to C$39.36 per option, expire in 2014 and have a total fair value of $49.9 million at the date of grant. The Company granted 4.5 million stock options during the year ended December 31, 2008, which vest over a period of three years, are exercisable at C$39.77 per option, expire in 2013 and have a total fair value of $49.4 million at the date of grant. The Company granted 3.9 million stock options during the year ended December 31, 2007 which vest over a period of two years, are exercisable at prices ranging from C$24.40 to C$25.71 per option, expire in 2017 and have a total fair value of $22.7 million at the date of grant.

The fair value of the stock options granted is calculated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended December 31	2009	2008	2007

Expected life (years)	2.7	3.6	3.0
Expected volatility	52%	35%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	2.0%	2.9%	4.4%

Stock options granted (millions)	5.0	4.5	3.9
Weighted average fair value per option	$9.97	$11.42	$5.77

The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s C$ common share price on the TSX. The risk-free interest rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The fair value of the stock options is expensed over the periods in which the stock options vest. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2007	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

Granted	4,520	39.77
Issued on acquisition of Gold Eagle (note 4(c))	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78

At December 31, 2008	13,271	$28.85

Granted	5,003	35.73
Exercised	(3,664)	24.20
Cancelled	(541)	37.70

At December 31, 2009	14,069	$32.16

GOLDCORP   |   46

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The following table summarizes information about the Company’s stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable

			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Price (C$/option)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$3.25	5	$3.25	0.2	5	$3.25	0.2
$8.06 - $10.45	152	10.45	0.4	152	10.45	0.4
$12.52 - $14.94	180	12.67	1.2	180	12.67	1.2
$16.87 - $19.23	1,973	18.73	5.0	1,973	18.73	5.0
$23.80 - $26.76	1,807	25.65	6.0	1,807	25.65	6.0
$28.84 - $31.93	1,045	30.95	6.4	1,045	30.95	6.4
$33.60 - $37.82	5,075	35.59	4.5	226	33.86	6.6
$39.36 - $39.77	3,832	39.76	3.4	1,156	39.77	1.3

	14,069	$32.16	4.5	6,544	$26.46	4.7

Restricted share units:
The Company has an RSU Plan which allows for up to 4.2 million RSUs to be granted to employees and directors. Each RSU is exercisable into one common share for no additional consideration.
The Company issued 369,000 RSUs during the year ended December 31, 2009 with a total fair value of $11.4 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over three years. The Company issued 406,500 RSUs during the year ended December 31, 2008 (2007 — 346,500) with a total fair value of $16.3 million at the date of issuance (2007 — $8.2 million). These instruments vest over a period of up to three years from the date of issuance.
At December 31, 2009, the Company had 0.4 million RSUs outstanding (2008 — 0.4 million; 2007 — 0.2 million).
Stock options and Restricted share units:
Total stock options and RSUs vested during the year ended December 31, 2009 and credited to shareholders’ equity was $48.1 million (2008 — $40.4 million; 2007 — $34.6). Of this amount, $3.0 million (2008 and 2007 — $nil) relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 9(c)). The remaining $45.1 million (2008 — $40.4 million; 2007 — $34.6 million) is recorded as stock based compensation expense and included in corporate administration. Total stock based compensation expense recognized during the years ended December 31, 2008 and 2007 of $42.6 million and $41.2 million, respectively, included $1.1 million and $2.8 million for Silver Wheaton, respectively, and $1.1 million and $3.8 million for Terrane, respectively.
(c)	Employee share purchase plan

In July 2007, the Company introduced an Employee Share Purchase Plan which allows Goldcorp employees in Canada to purchase the Company’s common shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying common shares at the date of contribution, was $2.7 million during the year ended December 31, 2009 (2008 — $2.5 million; 2007 — $1.1 million).

GOLDCORP   |   47

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(d)	Diluted net earnings per share

Diluted net earnings per share is calculated based on the following weighted-average number of shares outstanding for the years ended December 31:

(in thousands)	2009	2008	2007

Basic weighted-average number of shares outstanding	731,306	711,862	704,868
Effect of dilutive securities:
Stock options	2,747	3,164	3,614
Restricted share units	406	370	238
Share purchase warrants	105	38	—

Diluted weighted-average number of shares outstanding	734,564	715,434	708,720

The following lists the securities excluded from the computation of diluted net earnings per share because the underlying exercise prices exceeded the average market value of the common shares of C$39.97 for the year ended December 31, 2009 (2008 — C$36.46; 2007 — C$29.19):

(in thousands)	2009	2008	2007

Stock options	—	4,351	2,958
Share purchase warrants	8,439	8,439	8,439

The effect of outstanding convertible senior notes issued on June 5, 2009 (note 11(b)) was anti-dilutive for the year ended December 31, 2009 and therefore excluded from the computation of diluted net earnings per share. In the event that the notes were dilutive, the computation of diluted net earnings per share for the year ended December 31, 2009 would have included the following:

2009

Effect of convertible senior notes on diluted net earnings:
Interest expensed during the period, net of tax	22.3
Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	10,342

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31	2009	2008

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $17.3 million (2008 - $0.7 million) (note 15(a))	136.9	(5.0)

	$238.8	$96.9

Prior to April 1, 2005, the Canadian dollar (“C$”) was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into US dollars until this date using the current rate method. Under this method, all assets and liabilities were translated into US dollars at the exchange rate prevailing at the balance sheet date, all revenue and expense items were translated at the average rate of exchange for the period and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of AOCI. The FETA balance at December 31, 2009 represents the cumulative translation adjustment to April 1, 2005 and will remain in AOCI until the related foreign operation is disposed of.
GOLDCORP   |   48

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
20.	INTERESTS IN JOINT VENTURES
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expenses) of the joint ventures. At January 1, 2007, the Company had interests in five joint ventures. On December 21, 2007, the Company disposed of its interest in La Coipa and acquired full ownership interests in Porcupine and Musselwhite (note 4(e)), which reduced the number of its interests in joint ventures to two, Marigold and Alumbrera, as at December 21, 2007. There were no additions or changes to the number of joint ventures in which the Company had interests during the years ended December 31, 2008 and 2009.
The following condensed statements of earnings and cash flows for the years ended December 31 and balance sheets at December 31 detail the amounts relating to Goldcorp’s interests in joint ventures that have been proportionately consolidated:

Years ended December 31	2009	2008	2007(1)(2)

Proportionate Statements of Joint Venture Earnings
Revenues	$594.5	$572.1	$866.3
Operating expenses	(325.9)	(336.9)	(474.3)
Depreciation and depletion	(84.9)	(85.7)	(128.6)
Exploration expense	(2.7)	(2.1)	(4.1)
Other income (expenses)	(7.6)	8.0	12.3
Income and mining taxes	(47.9)	(40.5)	(69.6)

Net earnings	$125.5	$114.9	$202.0

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$214.8	$125.4	$193.6
Investing activities	(41.9)	(35.7)	(85.5)
Financing activities	(154.2)	(101.0)	(295.4)

Increase (decrease) in cash and cash equivalents	$18.7	$(11.3)	$(187.3)

At December 31	2009	2008

Proportionate Joint Venture Balance Sheets
Current assets	$267.3	$186.6
Mining interests	730.7	772.5
Other assets	64.3	69.1

	$1,062.3	$1,028.2

Current liabilities	$115.1	$40.8
Long-term liabilities	60.7	60.7
Future income and mining taxes	147.9	173.9
Reclamation and closure cost obligations	38.6	35.8
Goldcorp’s investment carrying value	700.0	717.0

	$1,062.3	$1,028.2

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s net earnings and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as a discontinued operation (note 6).

(3)	Included in total capital commitments at December 31, 2009 (note 15(b)) are $0.9 million relating to Alumbrera.
GOLDCORP   |   49

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
21.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	Note	2009	2008	2007

Change in non-cash operating working capital
Accounts receivable		$(53.3)	$(52.8)	$(71.0)
Income and mining taxes receivable		(33.2)	0.2	(1.6)
Inventories and stockpiled ore		(80.3)	(36.5)	(34.4)
Accounts payable and accrued liabilities		116.5	15.5	43.5
Income and mining taxes payable		141.3	10.3	(151.9)
Other		(1.0)	(3.9)	1.4

		$90.0	$(67.2)	$(214.0)

Acquisitions, net of cash acquired
Gold Eagle	4(c)	$—	$(553.0)	$—
Porcupine and Musselwhite	4(e)	—	—	(204.9)

		$—	$(553.0)	$(204.9)

Non-cash investing and financing activities
Shares received on disposition of mining interests	4(a) & (g)	$6.1	$—	$2.0
Shares received on conversion of warrants		13.2	7.5	—
Addition to mining interests under capital lease		8.5	—	—
Shares, options and warrants issued on acquisition of Gold Eagle	4(c)	—	550.6	—
Disposition of original Gold Eagle shares owned prior to the acquisition of Gold Eagle	4(c)	—	26.7	—
Assumption of reclamation and closure cost obligations by purchaser on disposition of mining interests	4(b) & 13	—	2.6	—
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4(e)	—	—	100.0
Shares received on disposition of Amapari and Peak mines	4(f)	—	—	100.0
Donation of marketable securities		—	—	6.4

Operating activities included the following cash payments:
Income and mining taxes paid		$93.1	$152.3	$286.4
Interest paid		2.5	7.8	54.4

Cash and cash equivalents at December 31 is comprised of:
Cash		$136.1	$130.7	$116.9
Short-term money market investments		738.5	131.6	393.9

		$874.6	$262.3	$510.8

GOLDCORP   |   50

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
22.	SEGMENTED INFORMATION
Significant information relating to the Company’s mining properties considered as reportable operating segments is summarized in the tables below.

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets

					At December 31,
	Year ended December 31, 2009				2009

Red Lake	$624.8	$101.1	$329.2	$109.8	$3,209.4
Porcupine (1)	310.2	69.9	88.7	37.6	468.3
Musselwhite (1)	225.5	30.4	52.1	78.9	411.9
Éléonore	—	—	—	66.6	904.4
Terrane	—	—	(5.0)	7.9	200.3
San Dimas	128.6	6.1	61.0	22.1	137.7
Los Filos	236.2	45.7	72.9	72.8	936.2
El Sauzal	198.7	88.5	66.1	6.3	268.8
Peñasquito	—	—	—	521.8	10,517.9
Mexican exploration projects	—	—	—	—	167.3
Marlin	331.8	79.5	136.9	41.3	884.8
Alumbrera	495.5	70.1	158.9	12.6	780.6
Marigold	99.0	14.8	22.0	29.3	281.8
Wharf	70.9	7.6	12.2	1.6	68.4
Cerro Blanco	—	—	—	12.1	62.2
Pueblo Viejo	—	—	—	329.4	587.1
El Limón	—	—	(24.0)	0.3	56.8
Other (2)	2.4	12.5	(155.0)	6.0	1,004.8

Total	$2,723.6	$526.2	$816.0	$1,356.4	$20,948.7

					At December 31,
	Year ended December 31, 2008				2008

Red Lake	$535.8	$95.4	$231.5	$99.6	$3,202.2
Porcupine (1)	255.6	63.9	(34.2)	46.2	479.6
Musselwhite (1)	184.6	25.8	21.2	31.2	349.2
Éléonore	—	—	(2.3)	99.0	844.6
Terrane	—	—	(6.5)	18.0	194.2
San Dimas	92.6	5.8	30.0	32.2	94.0
Los Filos	189.2	42.2	58.3	49.5	896.2
El Sauzal	239.3	100.4	96.1	8.4	316.9
Peñasquito	—	—	—	751.9	9,911.4
Mexican exploration projects	—	—	—	—	167.3
Marlin	258.1	61.6	100.0	35.3	863.7
Alumbrera	490.7	75.3	135.3	22.6	778.5
Marigold	81.4	10.4	12.1	14.6	249.7
Wharf	57.2	3.6	19.7	10.3	65.5
Cerro Blanco	—	—	—	10.5	49.6
Pueblo Viejo	—	—	—	120.4	262.1
El Limón	—	—	—	—	89.8
Silver Wheaton (3)	27.6	2.0	17.4	—	—
Other (2)	7.5	12.7	(172.6)	22.3	187.0

Total	$2,419.6	$499.1	$506.0	$1,372.0	$19,001.5

GOLDCORP   |   51

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets

					At December 31,
	Year ended December 31, 2007				2007

Red Lake	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine (1)	111.4	28.7	4.3	29.5	555.4
Musselwhite (1)	107.4	18.6	10.8	26.0	351.5
Éléonore	—	—	—	42.6	749.6
Terrane	—	—	(7.4)	15.0	192.1
San Dimas	116.2	36.9	4.5	62.5	682.8
Los Filos	19.1	1.8	7.8	83.4	739.1
El Sauzal	217.8	102.2	73.6	3.9	373.9
Peñasquito	—	—	—	403.0	10,060.8
Mexican exploration projects	—	—	—	—	166.8
Marlin	203.7	56.4	72.8	26.7	852.5
Alumbrera	598.3	76.6	238.7	12.8	835.9
Marigold	68.8	9.0	1.2	10.5	232.6
Wharf	42.7	4.5	14.2	6.0	40.4
Cerro Blanco	—	—	—	1.0	32.2
Pueblo Viejo	—	—	—	34.8	133.7
El Limón	—	—	—	—	89.8
Silver Wheaton (3)	175.4	29.4	84.8	—	776.8
Amapari (5)	18.3	0.4	2.8	1.1	—
Peak (5)	18.9	0.1	7.7	9.2	—
Other (2)(4)	5.4	11.3	(116.6)	2.2	468.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

(1)
On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(e)), and as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(2)	Includes corporate activities and the results of San Martin which commenced reclamation activities in October 2007.

(3)	In February 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(d)).

(4)	Includes the assets and results of the La Coipa discontinued operation (note 6).

(5)	In April 2007, the Company disposed of its Amapari and Peak mines (note 4(f)).

(6)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
23.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
GOLDCORP   |   52

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
24.	SUBSEQUENT EVENTS
(a)	Acquisition of Canplats Resources Corporation

On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.60 per common share outstanding at the closing date. This transaction completed on February 4, 2010 for total consideration paid by the Company of C$295.6 million ($275.4 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico. This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. This transaction will be accounted for as a business combination in accordance with Section 1582 (note 3). Management is in the process of determining the fair values of identifiable assets and liabilities acquired. The resulting goodwill, if any, will be allocated to the Peñasquito reporting unit. Total estimated transaction costs that will be expensed in 2010 relating to the acquisition amount to $3.6 million.

(b)	Acquisition of subsidiary of New Gold Inc.

On January 7, 2010, a subsidiary of New Gold exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro project. Also on January 7, 2010, Goldcorp entered into an agreement with New Gold whereby Goldcorp agreed to loan $463.0 million to New Gold to fund the acquisition of Xstrata’s 70% interest. Goldcorp also loaned $50.0 million to a New Gold subsidiary which was paid to a different New Gold subsidiary in consideration of the internal assignment of the acquisition agreement with Xstrata. The acquisition of Xstrata’s 70% interest by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the New Gold subsidiary will be accounted for as a business combination in accordance with Section 1582 (note 3). Management is in the process of determining the fair values of identifiable assets and liabilities acquired. The El Morro project is considered a separate reporting unit for the purpose of allocating goodwill. Total estimated transaction costs that will be expensed in 2010 relating to the acquisition amount to $4.7 million.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

(c)	Disposition of interest in the Morelos gold project

On February 10, 2010, Goldcorp entered into an agreement with Gleichen for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico (“El Limón) in exchange for C$52.0 million in cash. This transaction was completed on February 24, 2010. As a result of this transaction, the Company recognized a $17.3 million after tax ($24.0 million before tax) write-down of its investment in El Limón during the fourth quarter of 2009 (note 9(f)).

GOLDCORP   |   53

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
25.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
A reconciliation of consolidated net earnings and comprehensive income determined in accordance with Canadian GAAP to consolidated net earnings and comprehensive income determined under generally accepted accounting principles in the United States (“US GAAP”) is as follows:
Consolidated Statements of Earnings and
Comprehensive Income

	2009

			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustment (a)	adjustments		GAAP

Revenues	$2,723.6	$(495.5)	$150.7	(b)(j)	$2,378.8

Operating expenses	1,187.3	(266.5)	212.0	(b)(c)	1,132.8
Depreciation and depletion	526.2	(70.1)	156.6	(b)(j)	612.7
Corporate administration	137.6	—	0.6	(d)	138.2
Exploration	32.5	—	44.7	(e)	77.2
Write-down of mining interests	24.0	—	—		24.0

Earnings from operations	816.0	(158.9)	(263.2)		393.9
Other income (expenses)
Interest income and other expenses	(19.1)	15.6	(0.2)	(f)	(3.7)
Interest expense and finance fees	(59.0)	—	16.6	(g)	(42.4)
Gain on non-hedge derivatives, net	3.6	—	—		3.6
Gain on securities, net	50.2	—	—		50.2
Gain on disposition of mining interests	20.1	—	—		20.1
Dilution loss, net	(0.3)	—	0.3	(r)	—
Loss on foreign exchange	(366.6)	(8.9)	11.3		(364.2)
Mark-to-market gains on C$ share purchase warrants	—	—	21.7	(h)	21.7

Earnings from continuing operations before taxes and non-controlling interests and share of earnings of equity investees	444.9	(152.2)	(213.5)		79.2
Income and mining taxes	(206.7)	48.6	77.9	(b)(c)	(80.2)
				(e)(g)
				(j)(r)
Non-controlling interests	2.0	—	—		2.0
Share of earnings of equity investees	—	103.6	(3.2)	(c)	100.4

Net earnings	$240.2	—	$(138.8)		$101.4
Other comprehensive income (loss)
Gain on available-for-sale securities, net of tax expense of $16.6 million	184.9	—	—		184.9
Reclassification adjustment for gains included in net earnings, net of tax of $nil	(43.0)	—	—		(43.0)
Defined benefit pension plans	—	—	1.3	(i)	1.3

Comprehensive income	$382.1	—	$(137.5)		$244.6

Net earnings per share
Basic	$0.33				$0.14
Diluted	0.33				0.14
GOLDCORP   |   54

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Consolidated Statements of Earnings and
Comprehensive Income

	2008

			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustment (a)	adjustments		GAAP

Revenues	$2,419.6	$(490.7)	$41.8	(b)(j)	$1,970.7

Operating expenses	1,164.2	(280.1)	84.9	(b)(c)	969.0
Depreciation and depletion	499.1	(75.3)	36.5	(b)(h)(j)	460.3
Corporate administration	136.7	—	12.7	(d)	149.4
Exploration	66.5	—	105.2	(e)	171.7
Write-down of mining interests	47.1	—	—		47.1

Earnings from operations	506.0	(135.3)	(197.5)		173.2
Other income (expenses)
Interest and other income	28.3	4.4	—		32.7
Interest expense and finance fees	(7.2)	—	—		(7.2)
Loss on non-hedge derivatives, net	(2.6)	—	—		(2.6)
Loss on securities, net	(105.9)	—	0.9		(105.0)
Gain on disposition of mining interests	2.6	—	—		2.6
Gain on disposition of Silver Wheaton shares	292.5	—	101.8	(j)	394.3
Dilution gains	2.2	—	—		2.2
Gain on foreign exchange	1,058.9	(11.9)	(8.9)		1,038.1
Mark-to-market losses on C$ share purchase warrants	—	—	(75.2)	(h)	(75.2)

Earnings from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	1,774.8	(142.8)	(178.9)		1,453.1
Income and mining taxes	(295.4)	40.6	50.0	(b)(c)(e)(j)	(204.8)
Non-controlling interests	(7.7)	—	39.0	(h)	31.3
Share of earnings of equity investees	3.9	102.2	(103.3)	(c)(e)	2.8

Net earnings	$1,475.6	—	$(193.2)		$1,282.4
Other comprehensive income (loss)
Loss on available-for-sale securities, net of tax expense of $0.6 million	(124.0)	—	—		(124.0)
Reclassification adjustment for losses included in net earnings, net of tax of $nil	111.0	—	—		111.0
Adjustment arising from acquisition of Gold Eagle	(29.2)	—	—		(29.2)
Adjustment arising from disposition of Silver Wheaton shares	(17.7)	—	—		(17.7)
Defined benefit pension plans	—	—	3.0	(i)	3.0
Non-controlling interests	(1.3)	—	—		(1.3)

Comprehensive income	$1,414.4	—	$(190.2)		$1,224.2

Net earnings per share
Basic	$2.07				$1.80
Diluted	2.06				1.79
GOLDCORP   |   55

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Consolidated Statements of Earnings and
Comprehensive Income

	2007

			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustment (a)	adjustments		GAAP

Revenues	$2,206.8	$(598.3)	$30.8	(b)	$1,639.3

Operating expenses	953.8	(283.0)	24.3	(b)	695.1
Depreciation and depletion	465.1	(76.6)	6.2	(b)	394.7
Corporate administration	132.9	—	10.0	(d)	142.9
Exploration	42.7	—	79.0	(e)	121.7

Earnings from operations	612.3	(238.7)	(88.7)		284.9
Other income (expenses)
Interest and other income	20.5	(4.4)	—		16.1
Interest expense and finance fees	(44.7)	4.5	—		(40.2)
Loss on non-hedge derivatives, net	(23.5)	—	—		(23.5)
Gain on securities, net	5.5	—	1.9	(k)	7.4
Gain on disposition of mining interests	51.0	—	—		51.0
Dilution gains	10.0	—	—		10.0
Loss on foreign exchange	(49.4)	0.5	—		(48.9)
Mark-to-market losses on C$ share purchase warrants	—	—	(178.0)	(h)	(178.0)

Earnings from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	581.7	(238.1)	(264.8)		78.8
Income and mining taxes	(160.3)	71.7	26.0	(b)(e)	(62.6)
Non-controlling interests	(46.1)	—	110.8	(h)	64.7
Gain on sale of equity investment	—	46.4	—		46.4
Share of earnings of equity investees	0.1	204.7	(9.0)	(c)(e)	195.8

Net earnings from continuing operations	375.4	84.7	(137.0)		323.1
Net earnings from discontinued operation	84.7	(84.7)	—		—

Net earnings	$460.1	—	$(137.0)		$323.1
Other comprehensive income (loss)
Gain on available-for-sale securities, net of tax recovery of $7.8 million	36.4	—	—		36.4
Transfer of securities held as available-for-sale to held-for-trading	—	—	(1.9)	(k)	(1.9)
Reclassification adjustment for gains included in net earnings, net of tax of $1.2 million	(21.1)	—	—		(21.1)
Defined benefit pension plans	—	—	(0.4)	(i)	(0.4)
Non-controlling interests	(1.3)	—	1.0		(0.3)

Comprehensive income	$474.1	—	$(138.3)		$335.8

Net earnings per share — Basic and diluted	$0.65				$0.46
GOLDCORP   |   56

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of the Company’s consolidated balance sheet determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2009

	Canadian	Equity	Other		US
	GAAP	adjustment (a)	adjustments		GAAP

Current assets	$1,601.5	$(204.5)	$40.4	(b)(c)	$1,437.4
Mining interests	18,001.3	(511.8)	559.3	(b)(c)(e)(h)(j)	18,048.8
Goodwill	761.8	—	—		761.8
Equity adjustment for incorporated joint venture interest	—	485.4	(34.6)	(c)	450.8
Other non-current assets	584.1	(64.3)	25.3	(g)(r)	545.1

	$20,948.7	$(295.2)	$590.4		$21,243.9

Current liabilities	$735.0	$(166.0)	$—		$569.0
Non-current derivative liabilities	—	—	88.7	(d)(h)	88.7
Future income and mining taxes	3,575.2	(106.7)	(145.2)	(b)(c)(e)(g)(i)(j)	3,323.3
Long-term debt	719.0	—	—		719.0
Other non-current liabilities	375.2	(22.5)	1,408.4	(i)(j)	1,761.1

	5,404.4	(295.2)	1,351.9		6,461.1
Non-controlling interests	51.1	—	(51.1)	(r)	—
Equity
Shareholders’ equity	15,493.2	—	(761.2)		14,732.0
Non-controlling interests	—	—	50.8	(r)	50.8

	15,493.2	—	(710.4)		14,782.8

	$20,948.7	$(295.2)	$590.4		$21,243.9

	2008

	Canadian	Equity	Other		US
	GAAP	adjustment (a)	adjustments		GAAP

Current assets	$760.8	$(151.0)	$7.9	(b)(c)	$617.7
Mining interests	17,055.2	(561.2)	885.0	(b)(c)(e)(j)	17,379.0
Goodwill	761.8	—	—	(j)	761.8
Equity adjustment for incorporated joint venture interest	—	531.9	(31.4)	(c)	500.5
Other non-current assets	423.7	(66.4)	—		357.3

	$19,001.5	$(246.7)	$861.5		$19,616.3

Current liabilities	$486.3	$(95.8)	$1.1	(f)	$391.6
Derivative liabilities	—	—	125.2	(d)(h)(j)	125.2
Future income and mining taxes	3,196.6	(130.0)	(64.3)	(b)(c)(e)(i)(j)	3,002.3
Long-term debt	5.3	—	—		5.3
Other non-current liabilities	303.0	(20.9)	1,437.3	(i)(j)	1,719.4

	3,991.2	(246.7)	1,499.3		5,243.8
Non-controlling interests	51.2	—	(51.2)	(h)(j)(r)	—
Equity
Shareholders’ equity	14,959.1	—	(637.8)		14,321.3
Non-controlling interests	—	—	51.2	(r)	51.2

	14,959.1	—	(586.6)		14,372.5

	$19,001.5	$(246.7)	$861.5		$19,616.3

GOLDCORP   |   57

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of shareholders’ equity determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2009	2008	2007

Shareholders’ equity
In accordance with Canadian GAAP	$15,493.2	$14,959.1	$12,978.6
US GAAP adjustments detailed below	(761.2)	(637.8)	(495.1)

In accordance with US GAAP	$14,732.0	$14,321.3	$12,483.5

Common shares, share purchase warrants and equity component of convertible senior notes
In accordance with Canadian GAAP	$12,784.7	$12,511.6	$11,814.8
Reversal of stock options exercised under Canadian GAAP (d)	(48.8)	(39.6)	(26.2)
Reclassification of stock options under US GAAP (d)	119.1	103.6	56.9
Issuance of flow-through shares (f)	(1.1)	(1.1)	—
Renunciation of tax deductions on flow-through shares (f)	2.6	1.3	1.3
Reclassification of C$ share purchase warrants (h)	711.6	711.6	719.6

In accordance with US GAAP	$13,568.1	$13,287.4	$12,566.4

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment:
In accordance with Canadian GAAP	$101.9	$101.9	$101.9
Reversal of realization of cumulative translation adjustment (m)	3.4	3.4	3.4

In accordance with US GAAP	105.3	105.3	105.3

Unrealized mark-to- market gains (losses) on available-for-sale securities and investments:
In accordance with Canadian GAAP	136.9	(5.0)	73.4
Classification of marketable securities as trading securities (k)	—	—	(1.9)

In accordance with US GAAP	136.9	(5.0)	71.5

Defined benefit pension liability in accordance with US GAAP (i)	0.5	1.8	(1.2)

Non-controlling interests:
In accordance with Canadian GAAP	—	—	(17.2)
Non-controlling interests on marketable securities classified as trading securities (k)	—	—	1.0

In accordance with US GAAP	—	—	(16.2)

Total accumulated other comprehensive income in accordance with US GAAP	$242.7	$102.1	$159.4

Stock options and additional paid in capital
In accordance with Canadian GAAP	$124.2	$113.6	$115.6
Reversal of stock options exercised under Canadian GAAP (d)	48.8	39.6	26.2
Reclassification of stock options under US GAAP (d)	(89.7)	(89.6)	(100.3)
Changes to contributed surplus (l)	14.3	14.3	14.3

In accordance with US GAAP	$97.6	$77.9	$55.8

Retained earnings (Accumulated deficit)
In accordance with Canadian GAAP	$2,345.5	$2,237.0	$890.1
Adjustment for commencement of production and operation (b)	(214.0)	(57.3)	0.3
Expensing of deferred stripping costs (c)	(36.3)	(32.5)	(24.4)
Additional stock compensation expense (d)	(46.2)	(45.6)	(32.9)
Expensing of exploration costs (e)	(274.6)	(242.8)	(69.1)
Renunciation of tax deductions on flow-through shares (f)	(1.5)	(1.3)	(1.3)
Expensed transaction costs on convertible senior debt (g)	11.9	—	—
Mark-to-market loss on share purchase warrants (h)	(1,058.5)	(1,080.2)	(1,044.0)
Disposition of Silver Wheaton shares adjustment (j)	103.6	103.2	—
Classification of marketable securities as trading securities (k)	—	—	0.9
Changes to contributed surplus (l)	(14.3)	(14.3)	(14.3)
Reversal of realization of cumulative translation adjustment (m)	(3.4)	(3.4)	(3.4)
Reclassification of dilution loss relating to non-controlling interests (r)	0.3	—	—
Realization of previously unrecognized future income tax assets relating to prior business combinations (r)	8.7	—	—
Foreign exchange impact of US GAAP adjustments	2.4	(8.9)	—

In accordance with US GAAP	$823.6	$853.9	$(298.1)

GOLDCORP   |   58

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of consolidated cash flows determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2009	2008	2007

Operating activities
Cash provided by operating activities of continuing operations under Canadian GAAP	$1,270.2	$866.0	$650.7
Deferred stripping costs capitalized under Canadian GAAP (c)	(0.6)	(1.1)	—
Exploration costs capitalized under Canadian GAAP (e)	(44.7)	(233.6)	(79.0)
Revenue recognition adjustment under US GAAP (b)	(207.3)	(64.1)	(19.4)
Incorporated joint venture equity adjustment (a)	(182.3)	(117.6)	(46.0)

Cash provided by operating activities under US GAAP	835.3	449.6	506.3

Investing activities
Cash used in investing activities of continuing operations under Canadian GAAP	(1,458.7)	(441.7)	(857.6)
Deferred stripping costs capitalized under Canadian GAAP (c)	0.6	1.1	—
Exploration costs capitalized under Canadian GAAP (e)	44.7	233.6	79.0
Revenue recognition adjustment under US GAAP (b)	207.3	64.1	19.4
Incorporated joint venture equity adjustment (a)	15.8	29.6	13.3

Cash used in investing activities under US GAAP	(1,190.3)	(113.3)	(745.9)

Financing activities
Cash provided by (used in) financing activities under Canadian GAAP	799.2	(659.9)	122.4
Incorporated joint venture equity adjustment (a)	154.2	101.0	295.4

Cash provided by (used in) financing activities under US GAAP	953.4	(558.9)	417.8

Effect of exchange rate changes on cash and cash equivalents	1.6	(12.9)	1.0

Increase (decrease) in cash and cash equivalents under US GAAP	600.0	(235.5)	179.2
Cash and cash equivalents, beginning of year under US GAAP	230.5	466.0	286.8

Cash and cash equivalents, end of year under US GAAP	$830.5	$230.5	$466.0

Differences between Canadian and US GAAP as they affect the Company’s consolidated financial statements are as follows:
(a)	Joint venture interests

Under Canadian GAAP, the Company proportionately consolidates its interest in the incorporated joint venture of Alumbrera. The Company’s interest in the La Coipa incorporated joint venture was proportionately consolidated in 2006 but was reclassified as a discontinued operation in 2007 as a result of its sale on December 21, 2007 (note 4(e)). Under US GAAP, the Company is required to equity account for these investments and records its proportionate share of net earnings in share of earnings of equity investees. Goldcorp’s share of net earnings from Alumbrera amounted to $103.6 million for the year ended December 31, 2009 (2008 — $102.2 million; 2007 — $166.4 million). Goldcorp’s share of net earnings from La Coipa for the year ended December 31, 2007 amounted to $38.3 million.

Under Canadian GAAP, the Company proportionately consolidates its interest in the unincorporated joint venture of Marigold, and proportionately consolidated its interests in the Porcupine and Musselwhite unincorporated joint ventures up to December 21, 2007 when full ownership interests were acquired (note 4(e)). US GAAP allows interests in unincorporated joint ventures in the natural resource industry to be accounted for by proportionate consolidation.

GOLDCORP   |   59

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Operating levels intended by management

Under Canadian GAAP, revenue recognition relating to the Company’s mining operations begins when operating levels intended by management are achieved. The Company uses specific criteria to assess the point at which operating levels intended by management are achieved (note 2(h)). Under US GAAP, revenue recognition begins when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, revenue recognition does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. As at December 31, 2009 and for the year then ended, the Canadian/US GAAP differences with respect to operating levels intended by management versus commencement of production were as follows:

(i) Peñasquito project
According to Canadian GAAP, at December 31, 2009, the mine has not reached the operating levels intended by management. Production commenced on February 1, 2008. Accordingly, for US GAAP purposes the Company recognized revenues, operating expenses, and depreciation and depletion expense for the year ended December 31, 2009 in the amount of $121.8 million, $211.2 million and $128.3 million, respectively (2008 — $25.2 million, $83.4 million and $21.9 million, respectively), and decreased net earnings for the year ended December 31, 2009 by $156.7 million (2008 — $57.7 million). The balance sheet impact as at December 31, 2009 was to increase inventories by $37.8 million (December 31, 2008 — $5.9 million), decrease mining interests by $335.6 million (December 31, 2008 — $86.0 million), decrease future income and mining taxes by $83.4 million (December 31, 2008 — $22.4 million) and decrease opening retained earnings by $57.7 million (December 31, 2008 — $nil).
(ii) Los Filos project
According to Canadian GAAP, the mine reached the operating levels intended by management on January 1, 2008, while production commenced on March 1, 2007. For US GAAP purposes, the impact of this difference was to increase net earnings for the year ended December 31, 2007 by $1.8 million. At December 31, 2008 and 2009, the balance sheet impact was to increase mining interests by $2.5 million, decrease current future income and mining tax asset by $0.7 million and increase opening retained earnings by $1.8 million.
(iii) Red Lake underground expansion project
An expansion of the underground mine at Red Lake commenced in 2006. The #3 shaft production hoist and service cage was commissioned during the third quarter of 2007 and waste skipping and personnel movement commenced. However, due to a change in the project scope and the fact that the ventilation system was not functional until a later date, the shaft was not considered to be operating at the level intended by management for purposes of Canadian GAAP until January 1, 2008. Under US GAAP, once an asset is in operation it is considered to be in use and should be depreciated. For US GAAP purposes, the impact of this difference was to increase depreciation and depletion expense for the year ended December 31, 2007 by $2.1 million, decrease net earnings for the year ended December 31, 2007 by $1.4 million, decrease mining interests and opening retained earnings at December 31, 2008 and 2009 by $2.1 million and $1.4 million, respectively, and increase current future income and mining tax asset at December 31, 2008 and 2009 by $0.7 million.
(c)	Deferred stripping costs

Under US GAAP, stripping costs incurred during the production phase of a mine are considered costs of sales and included in operating expenses in the period they are incurred. Therefore additions to the deferred stripping cost balance under Canadian GAAP are charged to earnings for US GAAP purposes as gold is produced and sold. For the year ended December 31, 2009, this Canadian/US GAAP difference impacted the Peñasquito project, and the Alumbrera, Los Filos, and Wharf mines (2008 - Peñasquito project and the Alumbrera and Los Filos mines; 2007 — Alumbrera mine). For the year ended December 31, 2009,

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

the net effect of expensing stripping costs for US GAAP purposes, excluding the net effect relating to the Peñasquito project which is reflected in the US GAAP adjustments under note 25(b), was to reduce net earnings by $3.8 million (2008 - $8.1 million; 2007 — $9.0 million), net of future income tax recovery of $0.2 million (2008 - $0.4 million; 2007 — $nil). Of the $3.8 million charged to earnings during the year ended December 31, 2009, $3.2 million related to Alumbrera, which was recorded in share of earnings of equity investees (2008 — $8.1 million and $7.0 million, respectively).

(d)	Stock options

The accounting for share based compensation expense relating to stock options granted to employees is similar under Canadian and US GAAP with the exception noted below.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the US dollar, the Company’s functional currency, or the local currency of the foreign operation, are required under US GAAP to be classified as liabilities and fair valued each period. For the year ended December 31, 2009, the net effect of accounting for these stock options as non-current derivative liabilities was to reduce net earnings by $0.6 million (2008 — $12.7 million; 2007 — $10.0 million). Non-current derivative liabilities at December 31, 2009 relating to stock options issued to employees of foreign operations totaled $16.8 million (December 31, 2008 — $31.6 million), which was net of $15.5 million (2008 — $46.7 million) reclassified to common shares relating to stock options exercised during the year then ended. During the year ended December 31, 2009, stock options and additional paid in capital was decreased by $0.1 million relating to the reversal of share based compensation expense recognized on options issued to employees of foreign operations under Canadian GAAP (2008 — increased by $10.7 million relating to the reclassification of $11.9 million from non-current derivative liabilities for the change in status of certain employees, offset by the reversal of $1.2 million of share based compensation expense recognized on options issued to employees of foreign operations under Canadian GAAP; 2007 — decreased by $3.7 million relating to the reversal of share based compensation expense recognized on options issued to employees of foreign operations under Canadian GAAP). The reversal of amounts reclassified to common shares on exercise of stock options under Canadian GAAP during the year ended December 31, 2009 amounted to $9.2 million (2008 — $13.4 million; 2007 — $17.7 million).

The total intrinsic value of stock options outstanding and exercisable at December 31, 2009, exclusive of options issued to employees of foreign operations, was $115.4 million and $80.0 million, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2009 was $39.5 million.

At December 31, 2009 there was $40.2 million of total unrecognized compensation costs related to unvested stock options. These costs will be recognized over the weighted average period of 2.5 years. The following summarizes the changes in the Company’s unvested stock options during the year ended December 31, 2009:

	Number of	Weighted
	Stock Options	Average Grant
	Granted	Date Fair Value
	(000’s)	(US$/option)

Unvested stock options at January 1, 2009	6,366	$9.84
Granted	5,003	9.97
Vested	(3,465)	8.52
Forfeited	(379)	11.12

Unvested stock options at December 31, 2009	7,525	$10.47

(e)	Exploration and development expenditures applicable to mining properties

Under Canadian GAAP, exploration costs incurred to the date of establishing that a property is economically recoverable are charged to earnings. Further exploration and development expenditures are capitalized and included in the carrying amount of

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

the related property. Under US GAAP, exploration and development costs incurred until the completion of a final feasibility study on the property are charged to earnings in the period they are incurred. Under US GAAP, $44.7 million of such expenditures were expensed during the year ended December 31, 2009, which resulted in a $31.8 million, net of tax of $12.9 million charge to earnings (2008 — $173.7 million, net of tax of $27.8 million; 2007 — $53.0 million, net of tax of $26.0 million) principally arising from mining expenditures incurred relating to the Cochenour, Éléonore, Hollinger, Red Dot (included in Marigold), Cerro Blanco and certain Terrane development projects. Of the $173.7 million and $53.0 million of exploration and development costs expensed in 2008 and 2007, respectively, $96.3 million, net of tax of $32.1 million and $26.1 million, net of tax of $8.7 million, respectively, related to the Pueblo Viejo development project which was recorded in share of earnings of equity investees. Pueblo Viejo completed its final feasibility study on January 1, 2009.

The Company incurred $61.2 million of drilling and related costs during the year ended December 31, 2009 (2008 — $63.5 million; 2007 — $64.2 million) to convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage that were capitalized. The Company acknowledges that there is diversity in interpretation and application of accounting practice within the mining industry with respect to the accounting treatment of such costs, in that some companies expense as incurred, the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.

(f)	Flow-through shares

Under Canadian GAAP, total proceeds from the issuance of flow-through shares are recorded as share capital upon receipt. Upon renouncement of income tax benefits, the estimated income tax benefits are treated as a cost of issuing equity and share capital is reduced.

Under US GAAP, total proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits. The amount allocated to the offering of shares is based on the quoted price of the underlying shares. The remaining amount which is allocated to the sale of tax benefits is recorded as a liability and is reversed when the tax benefits are renounced. The difference between the amount originally recorded as a liability and the estimated income tax benefits on date of renouncement is recognized as a gain or loss in earnings. For US GAAP purposes, the net effect was to decrease net earnings for the year ended December 31, 2009 by $0.2 million (2008 and 2007 — $nil), increase share capital at December 31, 2009 by $1.3 million (December 31, 2008 — decrease by $1.1 million) and decrease current liabilities by $1.1 million (December 31, 2008 — increase by $1.1 million).

(g)	Convertible senior notes

For Canadian GAAP purposes, the Company has elected an accounting policy to expense transaction costs incurred relating to financial assets and liabilities, unless they are directly attributable to the acquisition or construction of qualifying assets (note 2(m)). Accordingly, the Company expensed the transaction costs allocated to the debt component of the convertible senior notes issued on June 5, 2009 (note 11(b)). Under US GAAP, debt issue costs are capitalized as an asset, separate from the related debt, and amortized over the term of the debt using the effective interest method. The impact of accounting for the transaction costs relating to the debt component of the convertible senior notes under US GAAP was to decrease finance fees by $16.6 million, decrease future income tax recovery by $4.7 million and increase net earnings by $11.9 million for the year ended December 31, 2009 and increase other non-current assets by $16.6 million and increase future income tax liability by $4.7 million as at December 31, 2009.

(h)	Share purchase warrants

For Canadian GAAP purposes, all of the Company’s share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. In 2006, an interpretation of US GAAP, contained in the Financial Accounting

GOLDCORP   |   62

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Standards Board (“FASB”)’s Accounting Standards Codification (“ASC”) 815 — Derivatives and Hedging (“ASC 815”), required that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as financial liabilities and measured at fair value with changes in fair values included in net earnings. For the year ended December 31, 2009, the net effect of reflecting the mark-to-market gain on these share purchase warrants was to increase net earnings by $21.7 million (2008 — $36.2 million mark-to-market loss, net of non-controlling interests of $39.0 million; 2007 — $66.2 million mark-to-market loss, net of non-controlling interests of $111.8 million).

On September 25, 2008, the Company acquired the net assets of Gold Eagle (notes 4(c) and 18(a)) for $1,286.8 million. As part of its purchase price, the Company issued 0.8 million share purchase warrants with an exercise price of C$34.76 per share. The amount reclassified to non-current derivative liabilities for these warrants was $8.0 million. The offsetting $719.6 million reclassification of warrants from non-current derivative liabilities to common shares related to the early exercise of the five existing series of warrants in March 2006.

Non-current derivative liabilities relating to share purchase warrants with C$ exercise prices at December 31, 2009 was $71.9 million (December 31, 2008 -$93.6 million).

(i)	Defined benefit pension plans

US GAAP requires an employer to recognize the overfunded or underfunded status of a defined benefit plan, other than a multi-employer plan, as an asset or liability, with changes in the funded status recognized as other comprehensive income. For US GAAP purposes, the net effect was to increase other comprehensive income for the year ended December 31, 2009 by $1.3 million (2008 — increase by $3.0 million; 2007 — decrease by $0.4 million), decrease other long-term liabilities at December 31, 2009 by $0.6 million (December 31, 2008 — increase by $2.6 million), increase future income and mining tax liability at December 31, 2009 by $0.1 million (December 31, 2008 — $0.8 million) and increase AOCI at December 31, 2009 by $0.5 million (December 31, 2008 -$1.8 million).

For US GAAP purposes, the amounts recognized in AOCI (pre-tax) that have not been recognized as components of defined benefit pension expense at December 31 were as follows:

	2009	2008

Actuarial gain, net	$2.9	$5.3
Past service costs	(2.3)	(2.7)

	0.6	2.6

The estimated net actuarial gain and past service costs for the defined benefit pension plans that will be amortized from AOCI into defined benefit pension expense over the next fiscal year are $0.2 million and $0.2 million, respectively.
(j)	Disposition of Silver Wheaton shares

On February 14, 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(d)). In addition to the amounts recognized for Canadian GAAP purposes, the Company recorded additional accounting entries for US GAAP purposes to account for the disposition of its interest in Silver Wheaton which decreased goodwill by $21.5 million, decreased non-current derivative liabilities by $562.5 million and increased non-controlling interests by $266.0 million. The $275.0 million net additional gain on disposition of its interest in Silver Wheaton for US GAAP purposes was recognized as an additional $101.8 million gain in the Company’s 2008 consolidated statement of earnings and an additional $173.2 million of excess consideration recorded in the Company’s consolidated balance sheet.

For Canadian GAAP purposes, the excess consideration arising on the disposition of the Company’s interest in Silver Wheaton and the consideration paid to Goldcorp by Silver Wheaton for the San Dimas and Peñasquito silver arrangements have been applied as a reduction of mining properties and plant and equipment carrying values at San Dimas, Los Filos and Peñasquito.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

For US GAAP purposes, these amounts are presented as deferred credit balances (non-current liabilities) on the Company’s consolidated balance sheet. As sales of silver are made to Silver Wheaton under the terms of these silver arrangements, the deferred credit balances are amortized to revenues on a per ounce basis. The 2008 comparative figures have been reclassified to conform to the 2009 presentation.

(k)	Investments in securities

Under Canadian GAAP, upon adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (note 3), the Company’s investments in marketable and equity securities were classified as available-for-sale. Prior to this, a Canadian/US GAAP difference existed in the accounting for investments in marketable securities and equity securities, which under US GAAP would have been classified as trading securities and available-for-sale, respectively, and measured at fair value. The adjustment in 2007 represents the impact of the classification of marketable securities under US GAAP as trading securities for the period prior to January 1, 2007.

(l)	Contributed surplus

Prior to 2004 and under Canadian GAAP, the Company used $70.6 million of contributed surplus to eliminate a deficit which is not permitted under US GAAP. Also prior to 2004, for US GAAP purposes the Company reduced contributed surplus by $56.3 million resulting from the amalgamation with another company.

(m)	Cumulative translation adjustment

Prior to April 1, 2005, the Canadian dollar was determined to be the functional currency of the Company’s Canadian operations and these operations were translated into US dollars with the cumulative translation adjustment recorded in AOCI under both Canadian and US GAAP.

Under US GAAP, a proportionate amount of the cumulative translation adjustment is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(n)	Pro forma information on business combinations

US GAAP requires disclosure of certain pro forma information for the period in which a material business combination occurs. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired the full ownership interests in Porcupine and Musselwhite (note 4(e)) at the beginning of 2007.

2007

Revenues	$1,796.9
Net earnings	323.2
The pro forma results of operations give effect to certain adjustments including the increase in depreciation and depletion resulting from adjustments to carrying values of mining interests upon acquisition. This information may not necessarily be indicative of the future combined results of operations of the Company.
(o)	Accounting for uncertainty in income taxes

In July 2006, the FASB issued an interpretation of ASC 740 — Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company adopted the provisions of ASC 740 with respect to the accounting for uncertainty in income taxes on January 1, 2007. The adoption did not result in any adjustment to opening retained earnings for purposes of US GAAP.

GOLDCORP   |   64

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits is as follows:

	2009	2008	2007

Balance at January 1	$98.9	$105.7	$129.1
Additions based on tax positions taken during the current year	36.6	5.9	20.4
Additions for tax positions taken during prior years	32.7	2.4	14.0
Reductions for tax positions taken during prior years	(10.7)	(15.1)	(57.8)
Decreases relating to settlements with the tax authorities	(3.8)	—	—

Balance at December 31	$153.7	$98.9	$105.7

As at December 31, 2009, the Company had $153.7 million of unrecognized tax benefits. If recognized, this amount would be recorded as an income tax recovery on the Consolidated Statements of Earnings and impact the reported effective tax rate. The Company does not expect the amount of unrecognized tax benefits to change significantly within the next twelve months.
The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2009, the Company recognized $5.5 million of interest and penalties (2008 — $3.9 million; 2007 — $5.5 million). The Company had $17.8 million of interest and penalties accrued at December 31, 2009 (December 31, 2008 — $12.3 million).
The Company is subject to income taxes in Canada, the United States, Mexico, Honduras, Argentina and various other foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2009 are as follows:

Canada	2003 to 2009
United States	2002 to 2009
Mexico	2004 to 2009
Honduras	2003 to 2008
Argentina	2003 to 2009
(p)	United States accounting pronouncements adopted during 2007
(i) Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued a statement which amends ASC 815 and ASC 860 — Transfers and Receivables. The amendments simplify accounting for certain hybrid financial instruments by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminate the restriction on passive derivative instruments that a qualifying special purpose entity may hold, with any changes in fair value recognized in earnings. The amendments are effective for all financial instruments acquired or issued in the first fiscal year beginning after Sept. 15, 2006. The adoption of these amendments at January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.
(ii) Accounting for Planned Major Maintenance Activities
In September 2006, the FASB issued guidance which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, for fiscal years beginning after December 15, 2006. The adoption and application of this guidance at January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.
GOLDCORP   |   65

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(q)	United States accounting pronouncements adopted during 2008
(i) Fair Value Measurements and Disclosures
In September 2006, the FASB issued ASC 820 — Fair Value Measurements and Disclosures (“ASC 820”), effective for fiscal periods beginning after November 15, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB provided for a one-year deferral of the application of ASC 820 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Also included in ASC 820 is guidance on measurement of fair value of a financial asset when the market of that financial asset is not active. The adoption of ASC 820 during 2008, for financial assets and liabilities measured at fair value, did not have a material impact on the Company’s consolidated financial statements.
(ii) Fair Value Option
In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities which is included in ASC 825 — Financial Instruments and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The adoption and application of this guidance at January 1, 2008 did not have a material impact on the Company’s consolidated financial statements.
(r)	United States accounting pronouncements adopted during 2009
(i) Financial Accounting Standards Board’s Codification of US GAAP
On July 1, 2009, the FASB’s Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.
(ii) Business Combinations and Non-Controlling Interests
In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) and ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”), which are both effective for fiscal years beginning after December 15, 2008.
ASC 805, which replaces SFAS 141 — Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under ASC 805, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by SFAS 141. The significant changes that will result from applying the acquisition method of ASC 805 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under SFAS 141, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their share of fair value of net assets
GOLDCORP   |   66

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
acquired, including their share of goodwill, whereas under SFAS 141, non-controlling interests were recorded at their share of carrying value of net assets acquired with no goodwill being allocated.
Under ASC 810, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, ASC 810 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under ASC 810, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of ASC 810 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of dilution loss of $0.3 million from net earnings to non-controlling interests and non-controlling interests to the equity section of the balance sheet totaling $50.8 million as at December 31, 2009 (December 31, 2008 — $51.2 million).
(iii) Fair Value Measurements and Disclosures
During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs.
The adoption of the above guidance did not have a material impact on the Company’s consolidated financial statements.
(iv) Convertible Debt
Effective January 1, 2009, the Company adopted the FASB’s guidance on accounting for convertible debt instruments that may be settled in cash or partial cash settlement upon conversion, included in ASC 470 — Debt and applicable for fiscal years beginning after December 15, 2008. This guidance requires similar initial recognition and measurement and subsequent measurement of the Company’s convertible senior notes as Canadian GAAP.
(v) Derivative Instruments
Effective January 1, 2009, the Company adopted the FASB’s guidance on determining whether an instrument is indexed to an entity’s own stock which is included in ASC 815 and applicable for fiscal years beginning after December 15, 2008. Derivative instruments that are indexed to an entity’s own stock are exempt from classification as liabilities and would instead be classified as equity. Equity-linked financial instruments with a strike price denominated in a currency other than the issuer’s functional currency would not be considered indexed to the entity’s own stock. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.
Also effective January 1, 2009, the Company adopted the FASB’s standard on disclosures about derivative instruments and hedging activities included in ASC 815 and applicable for interim and fiscal years beginning after November 15, 2008. The standard amends and expands the disclosure requirements to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments are accounted for and how derivative instruments affect an entity’s financial position and financial performance. The requirements of this standard are similar to those under Canadian GAAP.
GOLDCORP   |   67

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(vi) Equity method investees
Effective January 1, 2009 the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.
(vii) Subsequent events
In 2009, the Company adopted ASC 855, as amended on February 24, 2010, the FASB’s guidance on subsequent events which is applicable for interim and annual periods ending after June 15, 2009 on a prospective basis. The guidance requires that the Company evaluate subsequent events through the date the financial statements are issued. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.
(s)	United States accounting pronouncements proposed to be implemented effective January 1, 2011

On December 17, 2009, the FASB issued a proposed Accounting Standard Update (“ASU”) which addresses the impact of denominating the exercise price of a share based payment in the currency of the market in which the underlying equity security trades. The ASU proposes an exception to the liability classification which applies to an entity’s share based payments with exercise prices denominated in the currency of the market in which substantial portions of the entity’s equity securities trade. In the event that the proposed ASU is approved into a final standard, the standard which would be effective for interim and annual periods beginning on or after December 15, 2010 and applied prospectively, would result in a reclassification of stock options issued by the Company to employees of its foreign operations, with an exercise price denominated in other than US dollars or the local currency of the foreign operation (note 25(h)) from non-current derivative liabilities to shareholders’ equity. The Company plans to adopt IFRS effective January 1, 2011 which requires that all stock based compensation awarded to employees be classified as equity.

GOLDCORP   |   68

HEAD OFFICE
Park Place
Suite 3400 — 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax: (604) 696-3001
Website: goldcorp.com

TORONTO OFFICE
Suite 3201 — 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 865-0326
Fax: (416) 359-9787

RENO OFFICE
Suite 310 — 5190 Neil Road
Reno, NV 89502
United States
Telephone: (775) 827-4600
Fax: (775) 827-5044

MEXICO OFFICE
Avenida de las Palmas 425, Col. Lomas de Chapultepec
Mexico, D.F. 11000
Telephone: (52) 55 5201-9600
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
   (800) 387-0825
Outside of Canada and the US:
   (416) 643-5500
Email: inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free: (800) 567-6223
Email: info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC